Exhibit 99.3

Manulife Financial Corporation

Consolidated Financial Statements

For the year ended December 31, 2007 - AMENDED

Manulife Financial Corporation	1

Consolidated Financial Statements

Table Of Contents

3.	Responsibility for Financial Reporting

4.	Appointed Actuary’s Report to the Shareholders

4.	Independent Auditors’ Report to the Shareholders

5.	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

6.	Consolidated Balance Sheets

7.	Consolidated Statements of Operations

8.	Consolidated Statements of Equity

9.	Consolidated Statements of Comprehensive Income

10.	Consolidated Statements of Cash Flows

11.	Segregated Funds Consolidated Statements of Net Assets

11.	Segregated Funds Consolidated Statements of Changes in Net Assets

12.	Notes to the Consolidated Financial Statements

2	Manulife Financial Corporation

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 18, 2008

Manulife Financial Corporation	3

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2007 and 2006 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Simon Curtis, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 18, 2008

Independent Auditors’ Report to the Shareholders

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2007 and 2006 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.

As explained in Note 2 to the consolidated financial statements, in fiscal 2007, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 4211 “Life Insurance Enterprises – Specific Items” and amended Emerging Issues Committee’s EIC 46 “Accounting for Leveraged Leases”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 18, 2008 [except as to Note 23(e) which is as of May 8, 2009]

4	Manulife Financial Corporation

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained in all material respects, effective internal control over financial reporting as at December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 18, 2008 (except as to Note 23(e) which is as of May 8, 2009) expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 18, 2008

Manulife Financial Corporation	5

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2007	2006
Assets
Invested assets (note 5)
Cash and short-term securities	$12,354	$10,901
Securities
Bonds	72,831	78,085
Stocks	11,134	11,272
Loans
Mortgages	26,061	28,131
Private placements	21,591	25,074
Policy loans	5,823	6,413
Bank loans	2,182	2,009
Real estate	5,727	5,905
Other investments	3,597	3,530
Total invested assets	$161,300	$171,320

Other assets
Accrued investment income	$1,414	$1,557
Outstanding premiums	672	669
Goodwill (note 22)	6,721	7,461
Intangible assets (note 4)	1,573	1,708
Derivatives (note 21)	2,129	400
Miscellaneous	2,649	3,201
Total other assets	$15,158	$14,996
Total assets	$176,458	$186,316
Segregated funds net assets	$175,544	$172,937

Liabilities and Equity
Policy liabilities (note 6)	$124,422	$130,819
Deferred realized net gains (note 2)	107	4,442
Bank deposits	10,008	7,845
Consumer notes (note 9)	2,085	2,860
Long-term debt (note 10)	1,820	1,930
Future income tax liability, net (note 8)	2,839	2,258
Derivatives (note 21)	1,866	910
Other liabilities	5,820	5,699
	$148,967	$156,763
Liabilities for preferred shares and capital instruments (note 11)	3,010	3,695
Non-controlling interest in subsidiaries (note 12)	146	202
Equity
Participating policyholders’ equity	82	142
Shareholders’ equity
Preferred shares	638	638
Common shares	14,000	14,248
Contributed surplus	140	125
Retained earnings	14,388	13,512
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges (note 15)	1,291	–
on translation of net foreign operations (note 15)	(6,204)	(3,009)
Total equity	$24,335	$25,656
Total liabilities and equity	$176,458	$186,316
Segregated funds net liabilities	$175,544	$172,937

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

6	Manulife Financial Corporation

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2007	2006
Revenue
Premium income	$19,744	$19,104
Investment income (note 5)
Investment income	9,531	10,193
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	810	240
Other revenue	5,448	4,657
Total revenue	$35,533	$34,194
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$6,104	$5,949
Maturity and surrender benefits	8,111	9,814
Annuity payments	3,098	3,316
Policyholder dividends and experience rating refunds	1,556	1,528
Net transfers to segregated funds	952	432
Change in actuarial liabilities	390	(1,127)
General expenses	3,387	3,352
Investment expenses (note 5)	983	841
Commissions	4,008	3,546
Interest expense (notes 9, 10 and 11)	1,032	932
Premium taxes	248	270
Non-controlling interest in subsidiaries	58	5
Total policy benefits and expenses	$29,927	$28,858
Income before income taxes	$5,606	$5,336
Income taxes (note 8)	(1,377)	(1,366)
Net income	$4,229	$3,970
Loss attributed to participating policyholders	$73	$15

Net income attributed to shareholders	$4,302	$3,985
Preferred share dividends	(30)	(30)
Net income available to common shareholders	$4,272	$3,955

Weighted average number of common shares outstanding (in millions)	1,522	1,563
Weighted average number of diluted common shares outstanding (in millions)	1,537	1,579

Basic earnings per common share	$2.81	$2.53
Diluted earnings per common share (note 16)	$2.78	$2.51
Dividends per common share	$0.88	$0.73

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation	7

Consolidated Statements of Equity

For the years ended December 31

(Canadian $ in millions)	2007	2006
Participating policyholders’ equity
Balance, January 1	$142	$157
Cumulative effect of adopting new accounting policy for financial instruments, net of income taxes of $2	13	–
Loss for the year	(73)	(15)
Balance, December 31	$82	$142

Preferred shares
Balance, January 1	$638	$344
Preferred shares issued (note 13)	–	300
Issuance costs, net of tax	–	(6)
Balance, December 31	$638	$638

Common shares
Balance, January 1	$14,248	$14,490
Issued on exercise of stock options and deferred shared units and acquisition of subsidiary (note 13)	275	171
Purchase and cancellation (note 13)	(523)	(413)
Balance, December 31	$14,000	$14,248

Contributed surplus
Balance, January 1	$125	$93
Cumulative effect of adopting new accounting policy for stock-based awards (note 1(i))	–	7
Redemption of preferred shares issued by a subsidiary (note 12)	3	–
Exercise of stock options	(24)	(32)
Stock option expense (note 16)	20	26
Tax benefit of stock options exercised	16	31
Balance, December 31	$140	$125

Shareholders’ retained earnings
Balance, January 1	$13,512	$11,918
Cumulative effect of adopting new accounting policy for:
Financial instruments, net of income taxes of $357	(176)	–
Leveraged leases, net of income taxes of $77	(157)	–
Stock-based awards, net of income taxes of $2	–	(10)
Net income attributed to shareholders	4,302	3,985
Preferred share dividends	(30)	(30)
Common share dividends	(1,341)	(1,133)
Purchase and cancellation of common shares (note 13)	(1,722)	(1,218)
Balance, December 31	$14,388	$13,512

Accumulated other comprehensive (loss) income
Balance, January 1	$(3,009)	$(3,215)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	1,741	–
Other comprehensive (loss) income	(3,645)	206
Balance, December 31 (note 15)	$(4,913)	$(3,009)
Total equity	$24,335	$25,656

The accompanying notes to these consolidated financial statements are an integral part of these statements.

8	Manulife Financial Corporation

Consolidated Statements of Comprehensive Income

For the years ended December 31,

(Canadian $ in millions)	2007	2006

Net income attributed to shareholders	$4,302	$3,985
Other comprehensive (loss) income
Change in unrealized gains/losses on available-for-sale financial securities Unrealized losses arising during the year, net of income tax expense of $2	$(119)	$–
Recognition of realized (gains) losses and impairments (recoveries) to net income, net of income tax expense of $72	(315)	–

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized losses arising during the year, net of income tax benefit of $6	(11)	–
Recognition of realized gains to net income, net of income tax expense of $3	(5)	–

Change in unrealized currency translation (losses) gains of self-sustaining foreign operations
On translating financial statements, net of taxes of nil	(3,419)	230
On hedges, net of income tax expense of $121 (2006—income tax benefit of $13)	224	(24)
Total other comprehensive (loss) income	$(3,645)	$206
Total comprehensive income attributed to shareholders	$657	$4,191

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation	9

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2007	2006
Operating activities
Net income	$4,229	$3,970
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional products	2,544	3,301
Amortization of net realized gains and move to market adjustments in investments	(208)	(1,171)
Accretion of discount	(302)	(243)
Other amortization	281	234
Net realized and unrealized gains including impairments	(1,078)	(341)
Changes in fair value of consumer notes	29	–
Future income tax expense	928	996
Stock option expense	20	26
Non-controlling interest in subsidiaries	52	1
Net income adjusted for non-cash items	$6,495	$6,773
Changes in policy related and operating receivables and payables	976	(96)
Cash provided by operating activities	$7,471	$6,677

Investing activities
Purchases and mortgage advances	$(53,309)	$(65,693)
Disposals and repayments	52,434	63,757
Amortization of premium	574	730
Changes in investment broker net receivables and payables	(65)	365
Net cash increase (decrease) from acquisition and sales of subsidiaries	125	(59)
Cash used in investing activities	$(241)	$(900)

Financing activities
Decrease in securities sold but not yet purchased	$(1)	$(384)
Issue of long-term debt	1	901
Repayment of long-term debt	(4)	(22)
Issue of subordinated notes	–	645
Repayment of capital instruments	(570)	(250)
Net redemptions in John Hancock Fixed Products institutional products	(2,154)	(4,428)
Bank deposits, net	2,164	2,353
Capital from joint venture partner	–	7
Consumer notes matured, net	(434)	(182)
Redemption of preferred shares issued by a subsidiary (note 12)	(89)	–
Preferred share dividends	(30)	(30)
Common share dividends	(1,341)	(1,133)
Funds repaid, net	(10)	(69)
Purchase and cancellation of common shares	(2,245)	(1,631)
Common shares issued on exercise of options	114	139
Tax benefit of stock options exercised	16	59
Preferred shares issued, net	–	294
Cash used in financing activities	$(4,583)	$(3,731)

Cash and short-term securities
Increase during the year	$2,647	$2,046
Currency impact on cash and short-term securities	(1,109)	23
Balance, January 1	10,328	8,262
Balance, December 31	$11,866	$10,331

Beginning of year
Gross cash and short-term securities	$10,901	$8,857
Fair value adjustment, January 1, 2007	(3)	–
Net payments in transit, included in other liabilities	(570)	(595)
Net cash and short-term securities, January 1	$10,328	$8,262

End of year
Gross cash and short-term securities	$12,354	$10,901
Net payments in transit, included in other liabilities	(488)	(570)
Net cash and short-term securities, December 31	$11,866	$10,331

The accompanying notes to these consolidated financial statements are an integral part of these statements.

10	Manulife Financial Corporation

Segregated Funds Consolidated Statements of Net Assets

As at December 31, (Canadian $ in millions)	2007	2006
Investments, at market value
Cash and short-term securities	$4,025	$3,067
Bonds	9,591	10,789
Stocks and mutual funds	159,628	156,936
Other investments	3,961	4,078
Accrued investment income	75	86
Other liabilities, net	(1,736)	(2,019)
Total segregated funds net assets	$175,544	$172,937

Composition of segregated funds net assets:
Held by policyholders	$174,981	$172,259
Held by the Company	245	360
Held by other contract holders (note 1(e))	318	318
Total segregated funds net assets	$175,544	$172,937

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31, (Canadian $ in millions)	2007	2006
Additions
Deposits from policyholders	$37,227	$33,287
Net realized and unrealized investment gains	3,997	11,863
Interest and dividends	7,483	6,552
Net transfers from general fund	952	432
Total additions	$49,659	$52,134

Deductions
Payments to policyholders	$20,738	$17,674
Management and administrative fees	2,674	2,407
Currency revaluation	23,640	(523)
Total deductions	$47,052	$19,558

Net additions for the year	$2,607	$32,576
Segregated funds net assets, January 1	172,937	140,361
Segregated funds net assets, December 31	$175,544	$172,937

The accompanying notes to these consolidated financial statements are an integral part of these statements.

11

Notes to Consolidated Financial Statements

Note

1.	Nature of Operations and Significant Accounting Policies
2.	Changes in Accounting Policies
3.	Future Accounting and Reporting Changes
4.	Intangible Assets
5.	Invested Assets and Investment Income
6.	Policy Liabilities
7.	Risk Management
8.	Income Taxes
9.	Consumer Notes
10.	Long-Term Debt
11.	Liabilities for Preferred Shares and Capital Instruments
12.	Non-Controlling Interest in Subsidiaries
13.	Share Capital
14.	Capital Management
15.	Accumulated Other Comprehensive Income (Loss) (“AOCI”)
16.	Stock-Based Awards
17.	Employee Future Benefits
18.	Variable Interest Entities
19.	Commitments and Contingencies
20.	Fair Value of Financial Instruments
21.	Derivative and Hedging Instruments
22.	Segmented Information
23.	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
24.	Comparatives

12

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies with the exception of those that are determined to be variable interest entities (“VIEs”) where MFC is not the primary beneficiary. As outlined in note 18, certain VIEs are consolidated into the general fund, with no financial impact, and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. Inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

13

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement. For a general discussion of the adoption and impact of these Sections, refer to Note 2 – Changes in Accounting Policies. The effect of these changes on invested assets is indicated below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading (under Section 3855’s fair value option) or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses are recognized in income on AFS bonds on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Prior to January 1, 2007, bonds were carried at amortized cost, less provision for impairment, if any, with no recognition of unrealized gains or losses. Realized gains and losses were deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold. Provisions for impairments were recognized immediately in income on a specific bond basis when there was no longer reasonable assurance as to the timely collection of the full amount of principal and interest.

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses are recognized in income on AFS stocks on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost for a prolonged period and there is not objective evidence to support recovery in value before disposal.

Prior to January 1, 2007, stocks were carried on a moving average market value basis with carrying values adjusted toward fair value at five per cent per quarter. Realized gains and losses were deferred and brought into income at five per cent per quarter. For impairment purposes, specific stocks were written immediately down to market value through a charge to income only if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) was considered to be other than temporary.

Mortgages are categorized as loans and are carried at amortized cost less repayments and provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual mortgages immediately through income when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment provisions are calculated to reduce the carrying value to estimated realizable value, measured by discounting the remaining expected future cash flows at the effective interest rate inherent in the mortgages; the fair value of security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

Prior to January 1, 2007, realized gains and losses on mortgages were deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.

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Private placements include corporate loans for which there is no price quoted in an active market. These are categorized as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual private placements immediately through income when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment provisions are calculated to reduce the carrying value to estimated realizable value, measured by discounting the remaining expected future cash flows at the effective interest rate inherent in the loan; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases, which are financing arrangements for assets leased to third parties. The leased assets are supported by the Company’s investment and by senior non-recourse debt provided by third parties. The Company records as its carrying value the net investment of both the leased asset and the non-recourse debt calculated by accruing income at the lease’s expected internal rate of return in accordance with Emerging Issues Committee’s EIC 46 “Leveraged Leases”. Temporary tax differences of the leveraged leases are included in net future tax liabilities. Impairment testing involves identifying changes to the internal rate of return due to changes in expected future cash flows. Impairment losses are recorded by revising the carrying value downwards to reflect the revised internal rate of return, retrospectively.

Policy loans are categorized as loans and are carried at their unpaid balances. Policy loans are not subject to impairment losses because they are fully collateralized by the cash surrender value of the policies borrowed against.

Bank loans are carried at unpaid principal minus provision for credit losses, if any.

Once established, provisions for impairment of private placements, mortgages and bank loans are reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Income recognition for bonds and loans is on the accrual basis, with amortization of premiums and discounts over the life of the investment using the effective yield method.

The Company uses trade date accounting for purchases and sales of invested assets.

Real estate investments are carried on a moving average market basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are deferred and brought into income at three per cent per quarter. For impairment purposes, specific properties are subject to being written immediately down to market value through a charge to income, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agricultural sectors.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of businesses acquired over estimated fair values of the net assets acquired. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the Company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value exceeds the fair value. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

d)	Miscellaneous assets

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Included in miscellaneous assets are prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. Consequently, these funds are segregated and presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue in the general fund Consolidated Statements of Operations.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Non-controlling interests in such consolidated VIEs are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund.

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).

g)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

h)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on the net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI. Translation gains and losses on disposition of net investments in self-sustaining foreign operations are included in net income.

i)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16.

The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of the Company’s shares. The change in the value of restricted share units and deferred share units resulting from changes in the Company’s

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market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of related cash flows.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date is recognized on the grant date. Compensation cost attributable to stock options and restricted share units granted to employees who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively.

The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to January 1, 2006 opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10, made up of $7 related to stock options and $3 related to restricted share units. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 (net of a provision for income taxes of $1).

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, qualifying employees can choose to have up to 5 per cent of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

j)	Employee future benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contributions provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

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In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave) for the duration of their leave. The estimated present value of these benefits is charged to income in the year of disability.

Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.

k)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage its exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments as well as other anticipated transactions. Derivatives embedded in other financial instruments (“host instruments”) are required to be separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or designated at fair value. Effective January 1, 2007, all derivatives including embedded derivatives that are required to be separately accounted for under new standards are recorded at fair value on the Company’s Consolidated Balance Sheet. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities on the Consolidated Balance Sheet.

The method of recognizing changes in fair value on derivatives depends on whether they are designated and effective, as hedging instruments. For derivatives that are not designated as hedging instruments, changes in fair values are recorded in investment income. When derivatives are used to manage exposures, a determination is made for each derivative as to whether hedge accounting can be applied, as discussed below.

Hedge	accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. The documentation details the particular risk management objective, the hedged risk and specific financial asset, financial liability or anticipated cash flows being hedged, the hedging instrument and the methodology used to assess the effectiveness and measure any ineffectiveness of the hedging relationship. Hedge effectiveness is evaluated at the inception of the relationship and at least on a quarterly basis using a variety of techniques including regression analysis and cumulative dollar offset. Both at inception and throughout the term of the hedge, the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or offsetting changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative is recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair	value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in the fair value of the hedged items attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk until hedge accounting is discontinued. The Company commences amortization of these adjustments to the carrying value of the hedged item over the remaining term of the hedging relationship immediately after the adjustments are created. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the unamortized balance of the cumulative adjustments to the carrying value of the hedged item continues to be amortized to investment income over the remaining term of the hedging relationship unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash	flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in investment income during the periods when the variability in the cash flows hedged or the hedged forecasted transactions are recognized in income. The

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reclassifications from AOCI are made to investment income, with the exception of total return swaps on hedging restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when either the hedged item is sold or the forecasted transaction is no longer expected to occur. When hedge accounting is discontinued, and the hedged forecasted transaction remains highly probable to occur, then the amounts previously recognized in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

The hedges of net investments in the Company’s self sustaining foreign operations are accounted for similar to cash flow hedges. In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is reduced.

Prior to January 1, 2007

Prior to January 1, 2007, realized and unrealized gains and losses on derivatives which were designated and effective as hedges were accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that did not qualify for the accounting definition of a hedge, were accounted for as a portfolio investment whereby carrying values were adjusted toward market values at five per cent per quarter. Hedge effectiveness was assessed quarterly.

Derivative income and expenses related to invested assets and financial liabilities were included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities were included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities.

l)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

Note 2    Changes in Accounting Policies

a)	Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as trading (under Section 3855’s fair value option), AFS or as loans and receivables. Financial instruments designated as fair value option, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Stock securities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities which support policy liabilities as trading under the fair value option in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated as AFS. Private placement debt not traded in an active market is classified as loans and carried at amortized cost.

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Changes in the fair value of securities designated as fair value option are reported in earnings, while changes in the fair value of AFS securities are reported within OCI, until the financial asset is disposed of or becomes other than temporarily impaired, at which time such changes are reported in earnings.

With the introduction of the financial instrument standards, the life insurance standard Section 4210 was replaced with Section 4211 which removes the unique investment accounting for insurance enterprises for financial instruments, other than owned real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings. In addition, Section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under Section 4210, equity impairments were not recognized unless the entire equity portfolio was other than temporarily impaired. Under the new sections the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as fair value option or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as fair value in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were designated as fair value.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with Section 4211 except for certain reinsurance contracts. Reinsurance contracts principally involving the transfer of financial risks are accounted for under Section 3855 and are measured at fair value. The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees. In addition, the Reinsurance Division has entered into similar contracts with other insurance companies. The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts. The change in fair value of these contracts is reported as change in actuarial liabilities. The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under Section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value option unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176, an increase in opening participating policyholders’ equity of $13 and an increase in opening AOCI of $1,741. Amounts previously reported as currency translation account have been reclassified to AOCI.

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The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

	January 1, 2007	Accounting Policy Changes	December 31, 2006	reference
Assets
Invested assets
Cash and short-term securities	$10,898	$(3)	$10,901
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	—	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,721	$4,401	$171,320

Other assets	$14,625	$29	$14,596
Derivatives	1,978	1,578	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,324	$6,008	$186,316

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Long-term debt	1,929	(1)	1,930	9
Future income tax liability	2,429	171	2,258	10
Derivatives	1,793	883	910	11
Other liabilities	5,749	50	5,699
	$161,208	$4,445	$156,763
Liabilities for preferred shares and capital instruments	3,680	(15)	3,695	12
Non-controlling interest in subsidiaries	202	—	202
Equity
Participating policyholders' equity	155	13	142	13
Shareholders' equity
Preferred shares	638	—	638
Common shares	14,248	—	14,248
Contributed surplus	125	—	125
Retained earnings	13,336	(176)	13,512	14
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges	1,741	1,741	—	15
on translation of net foreign operations	(3,009)	—	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,324	$6,008	$186,316
1	Net unrealized gains of $1,155 on AFS and $1,467 on fair value
2	Net unrealized gains of $1,146 on AFS and $814 on fair value
3	Hedge accounting adjustments related to loans being designated in prior years as hedged items
4	Adoption of new impairment policy for equities
5	Fair value adjustment
6	Consequential impact of change in accounting policies
7	Elimination of category for other than real estate
8	Unrealized gain related to electing fair value
9	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006
10	Tax effect of opening adjustments
11	Fair value adjustment
12	Subordinated debt payable to MIC Financing Trust I classified as trading
13	Portion of fair value adjustments related to par surplus

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14	Result of above items
15	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

b)	Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee’s EIC 46, “Leveraged Leases”, which harmonizes leveraged lease accounting with U.S. GAAP. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the lease’s expected internal rate of return and recalculation of accrued lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The Company’s adoption of EIC 46 resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $77.

c)	Cash flow presentation of interest discounts and premiums

Effective July 1, 2007, the Company adopted amended EIC 47 – “Interest Discount or Premium in the Cash Flow Statement”. This EIC amendment conforms EIC 47 to Section 3855 and requires classification of the amortization of premiums on investments in debt securities as cash flows from investing activities rather than cash flows from operating activities in the Company’s Consolidated Statements of Cash Flows. The Company’s adoption of EIC 47 resulted in classification of $574 of premium amortization as cash flows from investing activities for the year ended December 31, 2007 ($730 for the year ended December 31, 2006), which prior to adoption would have been included, net of accretion of discounts, in cash flows provided by operating activities.

d)	Capital disclosures

Effective October 1, 2007, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This section requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. Transition to the new standard did not have any financial impact to the Company.

Note 3    Future Accounting and Reporting Changes

Financial instruments – disclosure and presentation

On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires additional disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These sections will be effective for the Company’s fiscal year beginning January 1, 2008.

Note	4 Intangible Assets

Intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights. Intangible assets that have finite lives are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

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For the year ended December 31, 2007	Balance January 1, 2007	Additions	Disposals	Amortization	Change in foreign exchange rates	Balance December 31, 2007
Indefinite life
Brand	$700	$–	$–	$–	$(107)	$593
Fund management contracts	342	–	–	–	(52)	290
	$1,042	$–	$–	$–	$(159)	$883
Finite life
Distribution networks	$524	$123	$–	$(11)	$(68)	$568
Other intangible assets	142	1	–	(13)	(8)	122
	$666	$124	$–	$(24)	$(76)	$690
Total	$1,708	$124	$–	$(24)	$(235)	$1,573

For the year ended December 31, 2006	Balance January 1, 2006	Additions	Disposals	Amortization	Change in foreign exchange rates	Balance December 31, 2006
Indefinite life
Brand	$700	$–	$–	$–	$–	$700
Fund management contracts	342	–	–	–	–	342
	$1,042	$–	$–	$–	$–	$1,042
Finite life
Distribution networks	$535	$–	$–	$(11)	$–	$524
Other intangible assets	165	–	(9)	(13)	(1)	142
	$700	$–	$(9)	$(24)	$(1)	$666
Total	$1,742	$–	$(9)	$(24)	$(1)	$1,708

Note 5    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31,	2007					2006
	Fair value option	Available for sale	Other	Total carrying value	Total fair value	Total carrying value	Total fair value
Cash and short-term securities (1)	$645	$10,098	$1,611	$12,354	$12,354	$10,901	$10,898
Bonds (2)
Canadian government & agency	8,384	2,673	–	11,057	11,057	9,952	11,243
U.S. government & agency	4,796	1,262	–	6,058	6,058	8,356	8,370
Other government & agency	4,068	610	–	4,678	4,678	4,327	4,576
Corporate	38,121	3,963	–	42,084	42,084	44,401	45,582
Mortgage/asset-backed securities	8,055	899	–	8,954	8,954	11,049	10,959
Stocks (2)	6,913	4,221	–	11,134	11,134	11,272	13,232
Loans
Private placements (3)	–	–	21,591	21,591	21,573	25,074	24,854
Mortgages (3)	–	–	26,061	26,061	26,071	28,131	28,403
Policy loans (4)	–	–	5,823	5,823	5,823	6,413	6,413
Bank loans (3)	–	–	2,182	2,182	2,191	2,009	2,094
Real estate (5)	–	–	5,727	5,727	7,608	5,905	7,212
Other investments (6)	–	–	3,597	3,597	4,236	3,530	4,130
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821	$171,320	$177,966

(1)	Short-term securities are carried at their fair values.

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(2)	Fair values for bonds and stocks are determined with reference to quoted market bid prices where available. When quoted market bid prices are not available for bond and stock securities not traded in an active market, fair values are determined using valuation techniques which include discounted cash flows and internal models that refer to observable market data.
(3)	Fair values of private placements, mortgages and bank loans are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. Fair values also reflect any applicable provision for credit loan losses. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Leveraged leases are carried at values derived in accordance with leveraged lease accounting (see note 1b) and their fair values are not readily available.
(4)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.
(5)	Fair values of real estate are determined by external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $4 are included in real estate as at December 31, 2007 (2006 – $5).
(6)	Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which includes external appraisals as well as various valuation techniques used by external managers.

The following tables present the carrying value and fair value of investments segregated by maturity. Investments that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities as borrowers may have the right to call or prepay obligations.

Carrying Values

						As at December 31,
						2007	2006
	No specific maturity	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Total carrying value	Total carrying value
Cash and short-term securities	$12,354	$–	$–	$–	$–	$12,354	$10,901
Bonds
Canadian government & agency	–	151	900	1,235	8,771	11,057	9,952
U.S. government & agency	–	119	691	2,271	2,977	6,058	8,356
Other government & agency	–	182	680	1,305	2,511	4,678	4,327
Corporate	–	3,077	13,528	10,052	15,427	42,084	44,401
Mortgage/asset-backed securities	–	57	458	478	7,961	8,954	11,049
Stocks	11,134	–	–	–	–	11,134	11,272
Private placements	–	897	3,906	7,268	9,520	21,591	25,074
Mortgages	4,581	1,600	6,609	8,260	5,011	26,061	28,131
Policy loans	5,823	–	–	–	–	5,823	6,413
Bank loans	92	43	247	1,773	27	2,182	2,009
Real estate	5,727	–	–	–	–	5,727	5,905
Other investments	3,597	–	–	–	–	3,597	3,530
Total	$43,308	$6,126	$27,019	$32,642	$52,205	$161,300	$171,320

24

Fair Values

						As at December 31,
						2007	2006
	No specific maturity	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Total fair value	Total fair value
Cash and short-term securities	$12,354	$–	$–	$–	$–	$12,354	$10,898
Bonds
Canadian government & agency	–	151	900	1,235	8,771	11,057	11,243
U.S. government & agency	–	119	691	2,271	2,977	6,058	8,370
Other government & agency	–	182	680	1,305	2,511	4,678	4,576
Corporate	–	3,077	13,528	10,052	15,427	42,084	45,582
Mortgage/asset-backed securities	–	57	458	478	7,961	8,954	10,959
Stocks	11,134	–	–	–	–	11,134	13,232
Private placements	–	896	3,899	7,257	9,521	21,573	24,854
Mortgages	4,584	1,611	6,680	8,239	4,957	26,071	28,403
Policy loans	5,823	–	–	–	–	5,823	6,413
Bank loans	99	43	248	1,774	27	2,191	2,094
Real estate	7,608	–	–	–	–	7,608	7,212
Other investments	4,236	–	–	–	–	4,236	4,130
Total	$45,838	$6,136	$27,084	$32,611	$52,152	$163,821	$177,966

The following table presents the carrying value and fair value of mortgages, by type of property:

Mortgages, As at December 31	2007		2006
	Carrying value	Fair value	Carrying value	Fair value
Residential	$8,838	$8,872	$8,020	$8,093
Office	3,883	3,887	4,788	4,856
Retail	5,586	5,543	6,688	6,761
Industrial	3,225	3,235	3,574	3,649
Other	4,529	4,534	5,061	5,044
Total	$26,061	$26,071	$28,131	$28,403

The carrying value of government-insured mortgages was 21% of the total carrying value of the mortgage portfolio as at December 31, 2007 (2006 – 17%) and the carrying value of privately-insured mortgages was 1.5% of the total mortgage portfolio as at December 31, 2007 (2006 – 1.3%).

25

b)	Investment income

For the years ended December 31,	2007					2006
	Fair Value Option	Available For Sale	Other (3)	Total	Yields (4)	Total	Yields (4)
Cash and short-term securities	$38	$465	$–	$503	4.9%	$385	4.9%
Bonds					5.2%		5.7%
Interest income	3,451	509	–	3,960	5.3%	4,086
(Losses) gains (1)	(111)	31	–	(80)	(0.1)%	356
Impairment (loss) recovery		(4)		(4)		32
Stock securities					11.0%		13.1%
Dividend income	172	123	–	295		285
Gains (1)	589	432	–	1,021		789
Impairment loss		(33)	–	(33)		–
Loans
Private placements					6.4%		7.5%
Interest income			1,370	1,370		1,457
Gains (1)			103	103		–
(Provision) recovery for loan losses, net			(13)	(13)		21
Mortgages					6.3%		6.2%
Interest income			1,551	1,551		1,597
Gains (1)			74	74		43
Recovery of loan losses, net			21	21		12
Policy loans			414	414	6.8%	397	6.5%
Bank loans					7.4%		7.2%
Interest income			151	151		135
Real estate			605	605	11.1%	524	10.8%
Derivatives
Interest			(64)	(64)	n/a	(122)	n/a
Gains (1)			73	73	n/a	131	n/a
Other investments					11.9%		9.9%
Interest income			327	327		346
Gains (1)			82	82		25
Impairment loss			(15)	(15)		(66)
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%	$10,433	6.7%
Interest income	$3,489	$974	$3,749	$8,212	5.1%	$8,281	5.3%
Dividend, rental and other income	172	123	605	900	0.5%	809	0.5%
Impairments and provisions for loan losses	–	(37)	(7)	(44)	0.0%	(1)	0.0%
Realized gains on assets backing surplus (2)	–	424	39	463	0.3%	1,104	0.7%
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	478	39	293	810	0.5%	240	0.2%
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%	$10,433	6.7%

26

(1)

Gains (losses) include both realized and unrealized gains (losses) on securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS and other invested assets. Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.

(2)	Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.
(3)	Other includes interest income on loans, real estate rental income and move to market adjustments, derivative income as outlined in note 21 and earnings on other investments.
(4)

Yields in 2007 are based on total investment income divided by the aggregate of the average carrying value of invested assets plus accrued income less deferred realized net gains on real estate holdings (for 2006, deferred net realized gains existed on all invested assets).

c)	Investment expenses

For the years ended December 31,	2007	2006
Related to invested assets	$376	$336
Related to segregated, mutual and other funds (1)	607	505
Total investment expenses	$983	$841
(1)	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

d)	Securities lending

The Company engages in securities lending to generate fee income. Certain securities from its portfolio are loaned to other institutions for periods of time in exchange for collateral from the borrower. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. Securities received as collateral cannot be sold or re-pledged externally by the Company, unless a counterparty defaults on its financial obligations. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2007, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,611 and $3,692, respectively (2006 – $3,713 and $3,798, respectively).

Note 6    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported in the consolidated financial statements net of reinsurance ceded. The policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2007	2006
Gross policy liabilities	$133,109	$139,607
Impact of reinsurance ceded	(8,687)	(8,788)
Policy liabilities	$124,422	$130,819

Policy liabilities include actuarial liabilities as well as policy benefits payable, provision for unreported policy claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2007	2006
Actuarial liabilities	$117,652	$123,416
Benefits payable and provision for unreported claims	2,215	2,430
Policyholder amounts on deposit	4,555	4,973
Policy liabilities	$124,422	$130,819

27

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and experience rating refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of reinsurance ceded varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.

b)	Composition

The composition of policy liabilities, on a net of reinsurance ceded basis, by line of business and reporting segment is shown in the table below. Policy liability totals before the impact of reinsurance ceded are also shown. The net of reinsurance ceded numbers are used throughout the consolidated financial statements.

As at December 31, 2007	Individual insurance		Annuities and pensions	Other policy liabilities (1)	Total, net of reinsurance ceded	Total before reinsurance ceded
	Participating	Non- participating
U.S. Insurance	$20,129	$12,050	$25	$8,892	$41,096	$44,747
U.S. Wealth Management	–	–	30,599	49	30,648	31,548
Canadian Division	6,464	11,166	13,221	5,798	36,649	40,102
Asia and Japan Division	11,758	1,255	684	216	13,913	13,982
Reinsurance Division	–	1,082	–	539	1,621	1,818
Corporate and Other	–	109	32	354	495	912
Total, net of reinsurance ceded	$38,351	$25,662	$44,561	$15,848	$124,422	$133,109
Total before reinsurance ceded	$39,110	$31,096	$45,515	$17,388	$133,109

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

28

	Individual life insurance		Annuities and pensions	Other policy liabilities (1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2006	Participating	Non-participating
U.S. Insurance	$23,095	$12,545	$30	$8,562	$44,232	$47,686
U.S. Wealth Management	–	–	38,166	56	38,222	39,491
Canadian Division	5,557	9,451	12,078	5,468	32,554	35,596
Asia and Japan Division	10,782	1,920	768	203	13,673	13,687
Reinsurance Division	–	1,066	–	818	1,884	2,055
Corporate and Other	26	114	–	114	254	1,092
Total, net of reinsurance ceded	$39,460	$25,096	$51,042	$15,221	$130,819	$139,607
Total before reinsurance ceded	$39,898	$30,065	$52,366	$17,278	$139,607

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

For participating policies in-force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2007, $25,289 (2006 – $26,904) of both assets and policy liabilities related to the participating policyholders’ account were included in the closed blocks.

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds, commercial loans and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing policy liabilities would have a limited impact on the Company’s equity wherever there is an effective matching of the assets and liabilities, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2007 was estimated at $126,243 (2006 – $135,066).

The fair value of assets backing capital and other liabilities as at December 31, 2007 was estimated at $52,735 (2006 – $57,749).

The deferred realized net (losses) gains taken into account in the computation of policy liabilities as at December 31, 2007 were $(17) (2006 – $3,123).

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2007	Participating	Non-participating
Assets
Bonds	$20,145	$11,986	$21,087	$5,876	$5,223	$8,514	$72,831
Stocks	3,986	2,410	273	173	545	3,747	11,134
Mortgages	3,825	3,232	8,804	3,308	6,575	317	26,061
Private placements	2,827	2,864	8,810	2,577	1,030	3,483	21,591
Real estate	2,043	1,503	529	1,136	428	88	5,727
Other	5,525	3,667	5,058	2,778	10,708	11,378	39,114
Total	$38,351	$25,662	$44,561	$15,848	$24,509	$27,527	$176,458

29

	Individual life insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2006	Participating	Non-participating
Assets
Bonds	$20,669	$12,460	$25,283	$6,123	$6,993	$6,557	$78,085
Stocks	3,417	2,136	613	437	730	3,939	11,272
Mortgages	4,364	3,428	10,549	3,119	6,259	412	28,131
Private Placements	2,678	1,980	10,332	2,270	3,868	3,946	25,074
Real estate	1,989	1,575	464	1,222	449	206	5,905
Other	6,343	3,517	3,801	2,050	7,645	14,493	37,849
Total	$39,460	$25,096	$51,042	$15,221	$25,944	$29,553	$186,316

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
(2)	Other liabilities include non-insurance liabilities.
(3)	Capital, consists of liabilities for preferred shares and capital instruments, non-controlling interest in subsidiaries and total equity excluding AOCI on cash flow hedges

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions. Actual results could differ from those estimates.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.

Best estimate assumptions

In the computation of policy liabilities, best estimate assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

30

	Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality assumptions are based on the Company’s internal as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity assumptions are based on the Company’s internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2007 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2007 experience was unfavourable when compared to the Company’s assumptions.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for all future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is quantified by using interest rate scenario testing.

The exposure to asset credit losses is managed by policies and procedures which limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies asset credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for asset credit risk including provisions for adverse deviation.

In 2007, credit loss experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks and real estate are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2007, investment expense experience was unfavourable when compared to the Company’s assumptions.

Policy terminations	Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors lapse and surrender experience monthly.

In aggregate, 2007 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2007 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

31

	Nature of factor and assumption methodology	Risk management
obligations.
Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of board approved dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 6(f)).

Provision for adverse deviation assumptions

The basic assumptions made in establishing policy liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

The impact of these margins is to increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

32

For the year ended December 31, 2007	Change in actuarial liabilities	Change in other policy liabilities (1)	Change in policy liabilities
Balance, December 31, 2006	$123,416	$7,403	$130,819
Impact of adopting new accounting policies for financial instruments	7,742	7	7,749
Balance, January 1, 2007	$131,158	$7,410	$138,568
New policies	2,855	–	2,855
Normal in-force movement	(2,452)	169	(2,283)
Changes in methods and assumptions	(27)	59	32
Currency impact	(13,882)	(868)	(14,750)
Balance, December 31	$117,652	$6,770	$124,422

For the year ended December 31, 2006

Balance, January 1	$124,364	$7,685	$132,049
New policies	2,000	–	2,000
Normal in-force movement	(3,001)	(242)	(3,243)
Changes in methods and assumptions	(25)	(42)	(67)
Changes due to acquisition and assumption transactions	8	–	8
Currency impact	70	2	72
Balance, December 31	$123,416	$7,403	$130,819

(1)	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.

In 2007, changes in methods and assumptions used in the determination of policy liabilities resulted in a net increase of $32 (2006 – decrease of $67) in policy liabilities. The net increase includes a decrease of $10 (2006 – increase of $17) to policy liabilities impacting non-controlling interest in subsidiaries, an increase of $23 (2006 – decrease of $2) to participating policyholders’ reserves, and a net increase of $19 (2006 – decrease of $82) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income decreased by $19 (2006 – increase of $82) and is reported in the Corporate and Other segment.

The changes in methods and assumptions in 2007 include an increase of $618 from a reduction in assumed ultimate re-investment rates, offset by reductions of $657 from reflecting increases in available market spreads on re-investments, and a reduction of $229 from other refinements and re-investment return and scenario testing assumptions. There was also a reduction of $168 for refinements to policy liability modeling. Updates to non-economic valuation assumptions resulted in an increase of $468. This included an increase in reserves for the explicit valuation assumptions for insurance risks, policyholder behaviour and expenses, offset by a reduction in reserves for certain reinsurance risks.

The changes in methods and assumptions in 2006 include a reduction of $404 reflecting the impact of market movement on insurance segment reserves, and a reduction of $146 related to asset disposition risks on fixed interest assets supporting liabilities, offset by a $261 increase related to the adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. Other refinements to policy liability modeling resulted in a $222 increase in policy liabilities, as a $284 reduction from model refinements was offset by a $506 increase from revisions to explicit valuation assumptions for insurance risks, policyholder behaviour and expenses.

33

Note 7    Risk Management

In addition to risks related to reserve assumptions, the Company is exposed to the following risks which are considered when establishing policy liabilities:

a)	Interest rate risk

Interest rate risk arises on interest-bearing financial instruments recognized on the balance sheet as well as off-balance sheet exposures. Interest rate exposures are measured using a variety of techniques including cash flow gaps, durations, key rate durations, convexity and earnings and shareholders’ economic value at risk. The Company calculates shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax.

The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

Economic Value at Risk Interest Rate Sensitivity Analysis

For the years ended December 31,	2007	2006
1% increase in interest rates	$(21)	$(48)
1% decrease in interest rates	$(5)	$(11)

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risks related to this business are not easily identified separately from the price volatility related to non-fixed income assets.

b)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2007	2006
Direct premium income	$20,359	$19,469
Reinsurance assumed	1,400	1,393
Reinsurance ceded	(2,015)	(1,758)
Total premium income	$19,744	$19,104

34

c)	Credit risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to honour its obligation to the Company. Credit risks are primarily associated with invested assets, and derivative and reinsurance counterparties. The Company’s exposure to credit risk is managed through risk management policies and procedures which include assessing the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards. In order to manage its exposure to credit risk, the Company establishes exposure limits by borrower, corporate connection, quality rating, industry and geographic region. For derivative exposures, the Company has established a minimum acceptable counterparty credit rating of “A” from external rating agencies.

The Company has provided for credit risk by establishing allowances against the carrying value of impaired loans. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities (note 6).

An allowance for losses on loans is established when a loan becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to its estimated net realizable value at the time of recognition of impairment. Provisions for loan losses are calculated to reduce the carrying value to estimated net realizable value, measured by discounting the remaining expected future cash flows at the effective interest rate inherent in the loan; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any. An allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required.

Impaired loans

As at December 31,	2007			2006
	Gross amount	Allowance	Net amount	Net amount
Mortgages and others	$45	$23	$22	$126
Private placements	139	53	86	168
Total	$184	$76	$108	$294

Allowance for loan losses

	Balance January 1, 2007	Provisions	Recoveries	Write-offs (1)	Balance December 31, 2007
Mortgages and others	$61	$15	$(36)	$(17)	$23
Private placements	73	35	(22)	(33)	53
Total	$134	$50	$(58)	$(50)	$76

(1)	Includes disposals and impact of currency translation.

Concentrations of credit risk

The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks and are suitable for the liabilities they support.

As at December 31, 2007, 96% of bonds and private placements (2006 – 96%) were rated at investment grade “BBB” or higher, and 73% (2006 – 71%) were rated “A” or higher. Government bonds and private placements represented 27% (2006 – 26%) of the portfolios. The Company’s highest exposure to a single non-government issuer was $524

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(2006 – $513). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $8,417 (2006 – $8,038) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $4,115 (2006 – $4,167). As at December 31, 2007, 99% (2006 – 92%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 5% (2006 – 2%) of the portfolio.

Under contractual arrangements in place with its counterparties, the Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated “A” or higher. As at December 31, 2007, 82% (2006 – 87%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2007 was $170 (2006 – $137). In addition, the Company mitigates its risk of credit losses with derivative counterparties by entering into Credit Support Annex Agreements, whereby collateral must be lodged with the counterparty when the exposure exceeds a certain threshold.

The Company’s exposure to credit risk was mitigated by $881 of collateral held as security as at December 31, 2007 (2006 – $752).

Note 8    Income Taxes

The effective income tax rate for the provision for income taxes reported in the Consolidated Statements of Operations varies from the income taxes computed at the Canadian statutory tax rate of 35% for the year ended December 31, 2007 (2006 – 35%) for the following reasons:

Reconciliation of income tax expense For the years ended December 31,	2007	2006
Income tax expense at Canadian statutory tax rate	$1,962	$1,868
(Decrease) increase in income taxes due to:
Tax-exempt investment income	(114)	(139)
Differences in tax rates on income not subject to tax in Canada	(368)	(325)
(Release) creation of valuation allowance	(34)	50
General business tax credits	(64)	(70)
Other	(5)	(18)
Income tax expense	$1,377	$1,366

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31,	2007	2006
Canadian income tax expense:
Current	$185	$197
Future	141	(42)
	$326	$155
Foreign income tax expense:
Current	$264	$173
Future	787	1,038
	$1,051	$1,211
Income tax expense	$1,377	$1,366

The amount of income taxes paid in cash during the year ended December 31, 2007 was $424 (2006 – $208).

Income taxes are included in the consolidated financial statements as follows:

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For the years ended December 31,	2007	2006
Consolidated Statements of Operations
Income taxes	$1,377	$1,366
Consolidated Balance Sheets
Goodwill – tax benefit of stock options exercised	(3)	(16)
Consolidated Statements of Equity
Section 3855 implementation opening adjustments	(355)	–
Stock option acceleration	–	(2)
Tax benefit of stock options exercised	(16)	(31)
Preferred shares	–	(4)
Other comprehensive income opening adjustments	526	–
Tax benefit in respect of leveraged leases opening adjustment	(77)	–
Consolidated Statement of Comprehensive Income
Other comprehensive income AFS and cash flow hedges	(79)	–
Currency translation account	121	(14)
Income taxes	$1,494	$1,299

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future income tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2007 are estimated to be $387 (2006 – $384).

The following table presents future income taxes in total, and the principal components:

As at December 31,	2007	2006
Future income tax asset:
Actuarial liabilities	$829	$–
Gain on sale of invested assets	–	413
Other	534	1,415
	$1,363	$1,828
Valuation allowance	(57)	(91)
Future income tax asset	$1,306	$1,737
Future income tax liability:
Actuarial liabilities	$–	$(60)
Real estate	(408)	(449)
Securities and other investments	(2,798)	(2,894)
Sale of invested assets	(405)	–
Intangible assets	(534)	(592)
Future income tax liability	$(4,145)	$(3,995)
Net future income tax liability	$(2,839)	$(2,258)

As at December 31, 2007, the Company has approximately $2,201 (2006 – $2,185) of tax loss carry forwards available, of which $2,200 expire between the years 2008 and 2027 while $1 have no expiry date. A tax benefit has been recognized in the amount of $707 (2006 – $663) in future income taxes. A tax benefit in the amount of $57 (2006 – $91) has not been recognized.

As at December 31, 2007, the Company has approximately $242 (2006 – $232) of general business tax credit carry forwards available which expire between the years 2021 and 2027.

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Note 9    Consumer Notes

SignatureNotes is an investment product issued by a subsidiary and sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2007, interest rates ranged from 2.25% to 6.25% (2006 – 1.85% to 6.25%) with maturities until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined at the contract level by projecting cash flows and discounting at current pricing rates, defined as U.S. Treasury rates plus a spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2007 of financial liabilities designated at fair value was $2,085, which is $28 lower than the contractual amount at maturity. At December 31, 2006, the carrying amount was $2,860 and the fair value was $2,770. For the year ended December 31, 2007, the fair value of consumer notes increased by $29 of which a decrease of $52 related to changes in fair value attributable to credit risk. The change in fair value is included in interest expense. Total interest expense relating to the consumer notes was $153 for the year ended December 31, 2007 (2006 – $143).

Note 10    Long-Term Debt

As at December 31,	2007	2006
5.625% Notes payable U.S. dollar	$497	$597
4.67% Medium term notes	349	349
Notes payable to Manulife Finance (Delaware) LLC	545	547
Other notes payable	429	437
Total long-term debt	$1,820	$1,930
Fair value	$1,806	$1,945

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices available, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of U.S. $20, which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2007 was $100 (2006 – $68). Issue costs are amortized over the term of the debt.

a)	5.625% U.S. dollar notes payable

On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement. The notes are redeemable, in whole or in part, at the option of JHF at any time at a redemption price equal to the greater of par or the fair value of the notes based on the U.S. treasury rate plus 20 basis points, in each case together with accrued and unpaid interest.

b)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% notes, which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

c)	Notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $550 in senior notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware),

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L.P. (“MFLP”) (see note 18(b)). MFLP and its subsidiaries are related parties to the Company. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%. MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest.

MFLP is a wholly owned subsidiary; however, the senior debentures issued by MFLP and the senior notes receivable by MFLLC are not consolidated (see note 18(b)).

d)	Other notes payable

The notes payable bear interest rates ranging from 6.496% to 12.1% and mature in varying amounts to 2015. The notes were issued by various subsidiaries of JHF.

Aggregate maturities of long-term debt are as follows:

As at December 31,	2007	2006
Less than one year	$504	$7
One to two years	2	599
Two to three years	1	2
Three to four years	412	3
Four to five years	-	416
Greater than five years	901	903
Total	$1,820	$1,930

Note 11    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2007	2006
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Surplus notes U.S. dollar	470	578
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	646	645
Subordinated debt securities payable to MIC Financing Trust I	-	578
Total	$3,010	$3,695
Fair value	$3,125	$3,899

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices available, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of U.S. $46, which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2007 was $212 (2006 – $208). Issue costs are amortized over the term of the capital instruments.

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or

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after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on any interest payment date after December 31, 2006 but prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures, on or after June 30, 2012 at par, in each case together with accrued and unpaid interest.

At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

The Trust, a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 18(b)).

U.S. dollar surplus notes

On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $250, maturing on February 16, 2011, bearing interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate were redeemed at par plus accrued interest to the date of redemption on February 16, 2006. In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $650 in subordinated notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”). The notes mature on December 15, 2036 and bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest. Issue costs for the subordinated notes payable are amortized over the term of the debt.

MFLP is a wholly owned subsidiary; however, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 18(b)).

Subordinated debt securities payable to MIC Financing Trust I

In January 1997, The Manufacturers Investment Corporation (“MIC”) issued U.S. $485 subordinated debt securities to MIC Financing Trust I (“MIC Trust”) established by MIC. MIC redeemed the subordinated debt securities for the amount of principal plus accrued and unpaid interest to the date of redemption on February 1, 2007.

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MIC Trust has been dissolved as of February 14, 2007. It was a wholly owned trust of MIC; however, the trust preferred securities issued by MIC Trust and the U.S. $485 subordinated notes receivable by MIC Trust were not consolidated (see note 18(b)).

Note 12    Non-Controlling Interest in Subsidiaries

As at December 31,	2007	2006
Non-controlling interest in common equity of subsidiaries	$146	$109
Preferred shares issued by MLI – MLI Class A, Series 6	–	93
Total	$146	$202

On December 31, 2007, MLI redeemed all of its outstanding Class A, Series 6 Shares at a price of $26 per share. The difference between the redemption price and the carrying value was credited to contributed surplus.

Note 13    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.

Preferred shares

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

Common shares

On November 7, 2007, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2007. Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding. MFC is also limited to purchasing up to 626,918 common shares in any one day under this bid. During the year ended December 31, 2007, MFC purchased and subsequently cancelled three million of its common shares pursuant to this normal course issuer bid at a cost of $126.

On November 7, 2006, the Exchange accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2006 to repurchase up to 75 million of its common shares, representing approximately 4.9 per cent of common shares then outstanding. During the year ended December 31, 2007, MFC purchased and subsequently cancelled 53 million (2006 – nil) of its common shares pursuant to this normal course issuer bid at a cost of $2,119 (2006 – nil). A previous normal course issuer bid program terminated on November 8, 2006.

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All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with regulatory approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

In total, during the year ended December 31, 2007, MFC purchased and subsequently cancelled 56 million (2006 – 45 million) of its common shares pursuant to the normal course issuer bids at a total cost of $2,245 (2006 – $1,631).

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

For the years ended December 31,	2007		2006
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,547	$14,248	1,584	$14,490
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	10	275	8	171
Normal course issuer bids –purchased for cancellation	(56)	(523)	(45)	(413)
Balance, December 31	1,501	$14,000	1,547	$14,248

Note 14    Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure under a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and business needs.

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements, to ensure safety and stability of its financial position; to ensure the Company has the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s own risk view.

Annually as part of its Dynamic Capital Adequacy Testing (“DCAT”), the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk profile. The 2007 results indicate that the Company’s capital levels continue to provide sufficient protection against a number of severe adverse shocks.

Capital quality is maintained by limiting the amount of debt or non-permanent equity capital in the capital structure. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments. The Company monitors and rebalances its capital mix through opportunistic capital issuances, repurchases and redemptions.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the Manulife Financial level. For regulatory reporting purposes, adjustments are made for various additions or deductions to capital as mandated by guidelines issued by OSFI.

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The adoption of new CICA Handbook Section 3855 on January 1, 2007, resulted in changes in the presentation and measurement of various capital components. The change in accounting standards explains differences between the December 31, 2006 (pre-3855) and January 1, 2007 (post-3855) numbers below. The resulting impact on regulatory capital was minor because the accounting changes were consistent with adjustments to available capital required by OSFI prior to the adoption of Section 3855.

Capital

As at	December 31, 2007	January 1, 2007	December 31, 2006
Equity(1)	$22,406	$24,855	$25,018
Preferred shares(2)	982	982	982
Innovative instruments(3)	1,000	1,000	1,000
Subordinated debentures(4)	1,196	1,195	1,195
AOCI on AFS securities	1,327	1,761	–
Other capital instruments(5)	470	1,141	1,156
Non-controlling interest in subsidiaries	146	202	202
Total capital	$27,527	$31,136	$29,553

(1)	Represents common shares, retained earnings, contributed surplus, AOCI on currency translation of net foreign operations and participating policyholders’ equity.

(2)	Includes preferred shares classified as liabilities under GAAP.

(3)	Represents capital securities issued by Manulife Financial Capital Trust (see note 18).

(4)	Net of issuance costs.

(5)	December 31, 2007 balance consists of surplus notes. January 1, 2007 and December 31, 2006 balances also include Capital Trust Pass-through Securities (“TruPS”) that were redeemed on February 1, 2007.

The reduction in the Company’s capital during 2007 was largely due to the reported deficit in the accumulated other comprehensive income (loss) on translation of net foreign operations that increased from $3,009 at January 1, 2007 to $6,204 at December 31, 2007. The movement reflects primarily the appreciation of the Canadian currency relative to the U.S. dollar. The change had an immaterial impact on the Company’s key capital ratios because the currency translation also decreased required capital and affected other adjustments to regulatory capital in Canadian dollars. It is the Company’s policy to maintain the currency mix of assets supporting capital consistent with the currency mix of the Company’s underlying liability risks.

In addition to the currency movements, the dollar amount of total capital was affected by the Company’s capital activities. In 2007, the Company issued $251 of capital (2006 – $1,078 as well as $896 in long-term debt) and redeemed/repurchased $2,916 of capital (2006 – $1,881), including $2,245 of common shares (2006 – $1,631). The net impact of these capital activities on the Company’s capital was largely offset by earnings growth. Overall, the Company and its entities continue to be capitalized in excess of all regulatory requirements.

Designated committees of the Board of Directors review and approve the Company’s capital management policies. Each quarter the Audit and Risk Management Committee reviews the Company’s capital position. Annually, the Chief Actuary discusses with the board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies as well as reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

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Note 15    Accumulated Other Comprehensive Income (Loss) (“AOCI”)

AOCI is a component of shareholders’ equity resulting from the adoption of the new accounting standards for financial instruments (see note 2). Amounts previously reported as currency translation account have been reclassified to AOCI.

Components of AOCI as at	December 31, 2007	January 1, 2007	December 31, 2006
AOCI on AFS securities	$1,327	$1,761	$–
AOCI on cash flow hedges	(36)	(20)	–
AOCI on translation of net foreign operations	(6,204)	(3,009)	(3,009)
Total	$(4,913)	$(1,268)	$(3,009)

Note 16    Stock-Based Awards

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the closing market price of common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 2.7 million as at December 31, 2007 (2006 – 3.3 million).

In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2007, 191,000 DSUs (2006 – 181,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2007, 260,000 DSUs (2006 – 720,000) were granted to certain employees who elected to defer payment of all or part of their restricted share units (“RSUs”). The DSUs granted in 2006 and 2007 vested immediately.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings applied toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2007, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 82,000 as at December 31, 2007 and December 31, 2006.

For the year ended December 31, 2007, 1.5 million RSUs (2006 – 1.6 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. RSUs represent phantom common shares that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest within three years of the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the

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date on which the employee is eligible to retire. Compensation expense related to RSUs was $73 for the year ended December 31, 2007 (2006 – $79).

	2007	2006
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,721	4,100
Issued	485	935
Reinvested	104	80
Redeemed	(681)	(394)
Outstanding, December 31	4,629	4,721

Of the DSUs outstanding as at December 31, 2007, 2,741,000 (2006 – 3,331,000) entitle the holder to receive common shares, 1,345,000 (2006 – 1,130,000) entitle the holder to receive payment in cash and 543,000 (2006 – 260,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Prior to the merger of the Company with JHF in 2004, stock options were awarded on a discretionary basis under the JHF Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested 50 per cent each year over two years with a five year maximum term. On April 28, 2004, all outstanding JHF mid-term and long-term incentives were converted to Company incentives at a rate of one JHF unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.

	2007		2006
For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	30	$22.68	34	$20.64
Granted	3	$40.38	3	$36.96
Exercised	(6)	$17.90	(7)	$19.00
Forfeited	(1)	$32.96	–	$27.78
Outstanding, December 31	26	$24.95	30	$22.68
Exercisable, December 31	19	$21.31	22	$19.88

Options outstanding

	Options outstanding			Options exercisable
As at December 31, 2007 Exercise price	Number of options (in millions)	Weighted average exercise price	Weighted average contractual remaining life	Number of options (in millions)	Weighted average exercise price
$11.20 – $19.52	7	$16.72	2.96 years	7	$16.72
$19.53 – $25.45	10	$21.92	4.28 years	9	$21.77
$25.46 – $40.38	9	$34.80	7.99 years	3	$31.34
Total	26	$24.95	5.20 years	19	$21.31

The weighted average fair value of each option granted in 2007 has been estimated at $9.63 (2006 – $8.43) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 4.4% (2006 – 4.2%), dividend yield of 1.9% (2006 – 1.9%), expected volatility of 20% (2006 – 20%) and expected life of 6.5 (2006 – 6.5) years.

The Company recorded compensation expense for stock options granted after January 1, 2002, with an offsetting increase to contributed surplus, of $20 during the year ended December 31, 2007 (2006 – $26).

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In aggregate, the Company recorded stock-based compensation expense of $93 for the year ended December 31, 2007 (2006 – $105).

Diluted earnings per share For the years ended December 31,	2007	2006
Diluted earnings per common share	$2.78	$2.51
Net income available to common shareholders	$4,272	$3,955
Weighted average number of common shares (in millions)	1,522	1,563
Stock-based awards (1) (in millions)	15	16
Weighted average number of diluted common shares (in millions)	1,537	1,579

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of five million (2006 – three million) anti-dilutive stock-based awards.

Note 17    Employee Future Benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily not funded, and other post-employment benefit plans that are also primarily not funded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2006. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is December 31, 2009. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2007.

Pension and Post-Employment Benefit Plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Changes in plan assets:
Fair value of plan assets, January 1	$3,741	$3,440	$354	$314
Actual return on plan assets	207	528	24	39
Employer contributions	82	79	67	69
Plan participants' contributions	1	1	4	4
Benefits paid	(282)	(324)	(72)	(73)
Currency impact	(451)	17	(55)	1
Fair value of plan assets, December 31(1)	$3,298	$3,741	$322	$354

(1)

As part of the acquisition of JHF in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. At December 31, 2007, assets in the rabbi trust with respect to these plans were $263 (2006 – $474) and the plan obligations were $313 (2006 – $401). The measurement date of these plans was December 31, 2007.

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For the years ended December 31,	Pension benefits		Post-employment benefits
	2007	2006	2007	2006
Changes in accrued benefit obligation:
Balance, January 1	$3,810	$3,955	$929	$1,007
Service cost	60	65	12	19
Interest cost	193	197	47	50
Plan participants' contributions	1	1	4	4
Amendments(1)	(42)	(2)	–	–
Curtailment (gains) losses(1)	(14)	–	–	–
Actuarial losses (gains)	41	(91)	(21)	(75)
Benefits paid	(282)	(324)	(72)	(73)
Currency impact	(422)	9	(110)	(3)
Balance, December 31	$3,345	$3,810	$789	$929
(1)The curtailment and amendment gains are attributable to changes to the retirement plans in the U.S. and Japan that were approved in 2007 and are effective in 2008.

As at December 31,	Pension benefits		Post-employment benefits
	2007	2006	2007	2006
Excess of plan liabilities over fair value of plan assets, end of year	$(47)	$(69)	$(467)	$(575)
Unrecognized net actuarial loss (gain)	21	(50)	(51)	(42)
Unrecognized prior service cost	(31)	12	(5)	(7)
Net accrued benefit liability, December 31	$(57)	$(107)	$(523)	$(624)
Amounts recognized in the Consolidated Balance Sheets:
As at December 31,	Pension benefits		Post-employment benefits
	2007	2006	2007	2006
Prepaid benefit cost	$498	$524	$–	$–
Accrued benefit liability	(555)	(631)	(523)	(624)
Net accrued benefit liability, December 31	$(57)	$(107)	$(523)	$(624)

As at December 31, 2007, the Company’s broad-based funded pension plans consisted of assets of $3,284 (2006 – $3,722) and pension benefit obligations of $2,670 (2006 – $3,053), which results in a pension benefit surplus of $614 (2006 – $669). These plans are subject to regulatory required contributions. For other broad-based but unfunded pension plans, the pension benefit deficit amounted to $43 as at December 31, 2007 (2006 – $49) of which $46 (2006 – $47) has been charged to earnings or otherwise accrued for in the Company’s accounts.

The Company’s executive supplemental pension plans are primarily not funded and, as at December 31, 2007, consisted of assets of $14 (2006 – $19) and pension benefit obligations of $632 (2006 – $708), which results in a pension benefit deficit of $618 (2006 – $689). Of this deficit, $493 (2006 – $540) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $263 as at December 31, 2007 (2006 – $474). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

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Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2007	2006
Broad-based funded pension plans
Fair value of plan assets	$3,284	$3,722
Accrued benefit obligation	2,670	3,053
Excess of fair value of plan assets over plan liabilities	$614	$669
Broad-based unfunded pension plans
Fair value of plan assets	$–	$–
Accrued benefit obligation	43	49
Shortfall of fair value of plan assets over plan liabilities	$(43)	$(49)
Executive unfunded pension plans
Fair value of plan assets	$14	$19
Accrued benefit obligation	632	708
Shortfall of fair value of plan assets over plan liabilities	$(618)	$(689)
Other
Rabbi trust assets	$263	$474
Total
Fair value of assets	$3,561	$4,215
Accrued benefit obligation	3,345	3,810
Excess of fair value of assets over plan liabilities	$216	$405

The assets that support the portion of the post-employment benefit plans that are not funded similarly form part of the general fund assets of the Company and are not separately segregated.

The weighted average asset allocation by asset category for the Company’s pension plans that are funded was as follows:

	Actual allocation
As at December 31,	2007	2006
Equity securities(1)	60%	62%
Debt securities	32%	30%
Real estate	2%	2%
Other	6%	6%
Total	100%	100%

(1)	Pension benefit plans include investments in MFC common shares of $1 (2006 – $3).

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Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Defined benefit service cost	$60	$65	$12	$19
Defined contribution service cost	61	56	–	–
Interest cost	193	197	47	50
Actual positive return on plan assets	(207)	(528)	(24)	(39)
Actuarial losses (gains)	41	(91)	(21)	(75)
Plan amendments	(42)	(2)	–	–
Curtailment (gains) losses	(14)	5	–	–
Pension costs incurred before adjustments	$92	$(298)	$14	$(45)
Difference between costs arising in the year and cost recognized in respect of:
Return on plan assets(1)	(38)	277	(2)	13
Actuarial (gains) losses(2)	(28)	111	19	78
Plan amendments(3)	48	8	(2)	(2)
Curtailment gains(4)	13	–	–	–
Net benefit expense	$87	$98	$29	$44

(1)	Expected return on plan assets of $271 for the year ended December 31, 2007 (2006 – $277) less deferral of actual return on plan assets of $231 (2006 – $567).

(2)	Actuarial losses amortized in 2007 of $11 (2006 – $23) less actual actuarial losses incurred of $20 (2006 – gains of $166).

(3)	Amortization of plan amendment costs in 2007 of $4 (2006 – $4) plus actual plan amendment gains of $42 (2006 – $2).

(4)	Curtailment gains recognized in 2007 of $1 (2006 – loss of $5) less curtailment gains incurred of $14 (2006 – loss of $5).

Key Weighted Average Assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
To determine the accrued benefit obligation at end of year:
Discount rate	5.8%	5.6%	5.9%	5.7%
Rate of compensation increase	4.6%	3.9%	3.6%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	8.6%	9.2%
To determine the net benefit expense for the year:
Discount rate	5.6%	5.3%	5.7%	5.4%
Expected return on plan assets(2)	7.7%	7.9%	8.3%	8.3%
Rate of compensation increase	3.9%	3.9%	3.6%	3.6%
Initial health care cost trend rate(1)	n/a	n/a	9.2%	9.7%

(1)

The health care cost trend rate used to measure the U.S. based post-employment obligation was 9.0% grading to 5.0% for 2016 and years thereafter (2006 – 9.5% grading to 5.0% for 2016) and to measure the expense was 9.5% grading to 5.0% for 2016 and years thereafter (2006 – 10.0% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 7.5% grading to 5.0% for 2013 and years thereafter (2006 – 8.0% grading to 5.0% for 2013) and to measure the expense was 8.0% grading to 5.0% for 2013 and years thereafter (2006 – 8.5% grading to 5.0% for 2013).

(2)

The expected return on pension plan assets for U.S. based plans was 8.25% (2006 – 8.25%). Plans based in Canada had an expected return on plan assets of 6.2% (2006 – 6.9%). Other pension plans had an expected return of 5.6% (2006 – 4.7%).

To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.

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Sensitivity of Key Assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for pension plans and for the post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2007	Obligation	Expense	Obligation	Expense
Discount Rate:
Impact of a 1% increase	$(298)	$(5)	$(75)	$(7)
Impact of a 1% decrease	$370	$7	$92	$1
Expected return on plan assets:
Impact of a 1% increase	n/a	$(32)	n/a	$(3)
Impact of a 1% decrease	n/a	$32	n/a	$3
Rate of compensation increase:
Impact of a 0.25% increase	$6	$1	$–	$–
Impact of a 0.25% decrease	$(6)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$53	$6
Impact of a 1% decrease	n/a	n/a	$(45)	$(6)

Cash Flows – Contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to its funded pension and post-employment benefit plans, cash payments directly to beneficiaries for its unfunded pension and post-employment benefit plans, and cash contributed to its defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Defined benefit	$82	$79	$67	$69
Defined contribution	61	56	–	–
Total	$143	$135	$67	$69

Cash Flows – Estimated Benefit Payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2008	$251	$62
2009	250	62
2010	262	63
2011	262	63
2012	269	63
2013 - 2017	1,339	315

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Note 18    Variable Interest Entities

a)	Investments that are Variable Interest Entities

Variable interest entities that are consolidated with the Company’s segregated funds

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2007 resulted in an increase in segregated fund assets of $188 (2006 – $213), an increase in segregated fund liabilities of $61 (2006 – $73) and an increase in net assets held by other contract holders of $127 (2006 – $140).

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of Manulife Finance (Delaware), L.P. into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as previously noted or as noted in (b) below, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages, and accordingly, is not required to consolidate any of them.

The following is a discussion of the entities the Company has significant relationships with and certain summarized financial information for them.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

The maximum exposure to losses from CDOs managed by the Company is $29 (2006 – $90). This consists of nil (2006 – $54) investments in tranches rated Aa1 or better, $15 (2006 – $18) in tranches rated below BBB and $14 (2006 – $18) in equity tranches.

Total size of Company-managed CDOs As at December 31,	2007	2006
Total assets	$5,731	$9,382
Total debt	$9,093	$9,137
Total other liabilities	59	65
Total liabilities	$9,152	$9,202
Total equity(2)	(3,421)	180
Total liabilities and equity(1)	$5,731	$9,382

(1)	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

(2)

Declines in assets reflect fair value adjustments to mortgage securities in the CDO funds managed by the Company’s subsidiary, Declaration Management & Research LLC. Since the funds’ assets are carried at fair value and their debt is carried at par, declines in the assets’ fair values generate negative equity in the funds.

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Low-income housing partnerships

The Company has investments that qualify for low-income housing and/or historic tax credits (“LIH Partnerships”). These investments are primarily through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and it is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $498 (2006 – $604). This consists of $377 (2006 – $479) of equity investments, $64 (2006 – $77) of mortgages, and outstanding equity capital commitments to the partnerships of $57 (2006 – $48).

Total size of the LIH Partnerships(1) As at December 31,	2007	2006
Total assets	$1,179	$1,435
Total debt	$704	$873
Total other liabilities	85	98
Total liabilities	$789	$971
Total equity	390	464
Total liabilities and equity(2)	$1,179	$1,435

(1)	Certain data in the table above is reported with a three-month lag due to the delayed availability of financial statements of the LIH Partnerships.

(2)	Includes the Company’s investment in the debt and equity of these LIH Partnerships.

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $7 billion, of which $4 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment advisor to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

The Company’s maximum exposure to losses from the Timber Funds is $457 (2006 – $430). This consists of $142 (2006 – $141) of equity investments, $282 (2006 – $278) of debt investments, and $33 (2006 – $11) of outstanding equity commitments to these funds.

Total size of Timber Funds As at December 31,	2007	2006
Total assets	$4,107	$3,968
Total debt	$1,906	$1,970
Total other liabilities	424	133
Total liabilities	$2,330	$2,103
Total equity	1,777	1,865
Total liabilities and equity(1)	$4,107	$3,968

(1)	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with the entities described in the following paragraphs, the Company believes that its relationships with these Other Entities are not significant, and accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets, the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

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ArcLight Energy Partners Fund I, L.P. (“ArcLight”), a private equity fund, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor – owning approximately 55% of ArcLight’s partners’ capital as at December 31, 2007 and 2006. As at September 30, 2007, ArcLight had total assets of $665, liabilities of $46, and partners’ capital of $619. As at December 31, 2006, ArcLight had total assets of $523, liabilities of $73, and partners’ capital of $450.

b)	Subsidiaries that are Variable Interest Entities

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI. The MaCS form part of the Company’s Tier 1 regulatory capital.

MIC Financing Trust I

MIC Financing Trust I (“MIC Trust”) was dissolved as of February 14, 2007. It was a wholly owned trust, bifurcated into a silo and a host entity in accordance with VIE accounting guidelines and both of these were classified as VIEs. The silo was comprised of trust preferred securities. The host entity was comprised of the amounts the Company had invested, plus accumulated interest thereon. The Company owned only 1.5% (U.S. $7.5) of the trust preferred securities. The Company did not own, and was not the primary beneficiary of, the remaining U.S. $485 trust preferred securities; therefore, the Company did not consolidate the U.S. $485 trust preferred securities. The Company owned 100% of the host entity and consolidated it into the Company’s general funds as a wholly owned subsidiary. This consolidation resulted in no quantitative change to the Company’s assets, liabilities or equity. On February 1, 2007, MIC Trust redeemed both its total outstanding U.S. $492.5 trust preferred securities at par plus accrued and unpaid distributions to the date of redemption and the U.S. $15, 8.25% securities held by The Manufacturers Investment Corporation (“MIC”), a wholly owned subsidiary of the Company. MIC redeemed all of the outstanding subordinated debentures issued to MIC Trust due February 1, 2027 at par plus accrued and unpaid interest to the date of redemption and redeemed its preferred purchase contracts. The securities formed part of the Company’s Tier 2A regulatory capital.

Manulife Finance (Delaware), L.P.

Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, is bifurcated into two silos and one host entity in accordance with VIE accounting guidelines. The largest silo is comprised of the debt instruments and the interest rate swaps mentioned below. The smaller silo and the host entity are comprised of the amounts the Company has invested, plus accumulated interest thereon. The Company owns none of, and is not the primary beneficiary of, the largest silo; therefore, the Company does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both as wholly owned subsidiaries. The impact of dividing MFLP into a host and silos under the VIE accounting guidelines and applying consolidation accounting to them resulted in the Company recognizing MFC’s notes payable and subordinated debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public, in equal amounts, with no quantitative impact to the Company’s assets, liabilities or equity. MFLP has issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036

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and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

In order for MFLP to manage its exposure to the interest rate difference between the debentures issued and the senior and subordinated notes receivable by its subsidiary, Manulife Finance (Delaware) LLC, from Manulife Holdings (Delaware) LLC (see notes 10 and 11), MFLP has entered into interest rate swaps.

Note 19    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.

b)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

c)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,535 of outstanding investment commitments as at December 31, 2007, of which $283 mature in 30 days, $1,444 mature in 31 to 365 days and $808 mature in 2009 or later. There were $2,211 of outstanding investment commitments as at December 31, 2006, of which $320 matured in 30 days, $1,392 matured in 31 to 365 days and $499 matured in 2008 or later.

d)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2007, letters of credit, for which third parties are beneficiary, in the amount of $470 (2006 – $727) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2007 and 2006.

e)	Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not consolidate these debentures (see note 18(b)). The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

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The following tables set forth certain consolidating summary financial information for MFC and Manulife Finance (Delaware), L.P.:

As at and for the year ended December 31, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$84	$70	$24,389	$11,285	$(295)	$35,533
Net income available to shareholders	4,302	8	3,651	605	(4,264)	4,302
Invested assets	–	–	97,494	63,806	–	161,300
Total other assets	26,126	1,335	9,007	11,447	(32,757)	15,158
Policy liabilities	–	–	69,612	54,823	(13)	124,422
Total other liabilities	1,791	1,195	21,355	9,267	(5,907)	27,701

As at and for the year ended December 31, 2006	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments		Total Consolidated Amounts
Total revenue	$60 $	2	$22,256	$12,055	$(179	) $	34,194
Net income available to shareholders	3,985	–	2,798	1,170	(3,968)		3,985
Invested assets	2	–	95,356	75,962	–		171,320
Total other assets	26,684	1,368	8,672	12,552	(34,280)		14,996
Policy liabilities	–	–	66,760	64,080	(21)		130,819
Total other liabilities	1,030	1,210	22,630	11,684	(6,713)		29,841

f)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets as collateral for liabilities incurred. The amounts pledged were as follows:

	2007		2006
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$208	$81	$119	$72
Regulatory requirements	120	31	109	1
Real estate	–	59	–	71
Rabbi trust	7	336	19	599
Other	2	4	–	8
Total	$337	$511	$247	$751

g)	Lease obligations

The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases, are presented below:

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	Capital leases	Operating leases	Total
2008	$2	$107	$109
2009	2	89	91
2010	1	63	64
2011	–	52	52
2012	–	45	45
Thereafter	–	66	66
Total minimum lease payments	$5	$422	$427

h)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capitalization for its subsidiaries based on the local statutory accounting basis in each jurisdiction and local regulations. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions in which the Company does business.

There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10 per cent of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31. In addition, both Michigan and Massachusetts require that notification be given to the domiciliary insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Michigan or Massachusetts insurance company.

i)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 20    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the

56

characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.

Both the fair values and the basis for determining the fair value of invested assets, consumer notes, long-term debt, liabilities for preferred shares and capital instruments and derivative financial instruments are disclosed in notes 5, 9, 10, 11 and 21, respectively.

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

The fair value of bank deposits is estimated at $10,005 as at December 31, 2007 (2006 – $7,847) compared to a carrying value of $10,008 as at December 31, 2007 (2006 – $7,845). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

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Note 21    Derivative and Hedging Instruments

Derivative financial instruments (“derivatives”) are financial contracts, the values of which are derived from underlying changes in interest rates, foreign exchange rates other financial instrument, commodity prices or indices.

Fair value of derivatives

Under the new CICA Handbook Sections 3855 and 3865, all derivatives including those that are embedded in financial or non-financial contracts that are not closely related to the host contracts are recorded at fair value. Fair values of derivatives are obtained from quoted market prices where applicable or readily available market rates in active markets. Where there is not an active market, the fair value of derivatives is determined by using industry accepted valuation techniques such as discounted cash flow models and/or option pricing models, using observable market-based inputs. Valuation techniques for determination of fair value reflect assumptions related to timing and amounts of estimated future cash flows and discounted rates. These assumptions incorporate the use of externally observable market inputs which include factors such as interest rate yield curves, currency exchange rates, and corresponding market-based rate and price volatility levels.

Types of derivatives

Derivatives such as interest rate, cross currency swaps and total return swaps, forward contracts, futures agreements and options are used by the Company to hedge and manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset or group of assets, including any returns such as interest earned on these assets, in return for amounts that are based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying variable on a pre-determined future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties, whereas futures agreements are standardized contracts with respect to amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

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Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the definition of an effective hedge under hedge accounting standards. Hedging relationships eligible for hedge accounting treatment are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps and forward and future contracts to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

For the year ended December 31, 2007, the Company recognized losses of $19 related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in its cash flows arising from variable rate financial instruments, forecasted acquisitions of fixed rate financial instruments and anticipated debt issuance. The Company also uses cross currency swaps and forward agreements to hedge currency exposure on certain debt issued and uses total return swaps to hedge the variability in cash flows associated with stock-based compensation awards that will settle in cash.

For the year ended December 31, 2007, the Company recognized gains of nil related to the ineffective portion of its cash flow hedges in investment income. The Company anticipates that net gains of approximately $8 will be reclassified from AOCI to earnings within the next twelve months due to net interest payments. The maximum time frame for which variable cash flows are hedged is 29 years.

The Company did not recognize any amounts previously recognized in AOCI into income as a result of discontinuing a cash flow hedge due to a change in probability that the anticipated transaction will not occur.

Hedges of net investments in foreign operations

The Company uses currency forward contracts to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.

For the year ended December 31, 2007, net gains of $345 relating to hedges of investments in foreign operations were included in OCI.

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are not designated as hedging instruments because the Company has designated the securities in these portfolios as fair value. Accordingly, the changes in fair value of such derivatives and securities are recognized in investment income as they occur. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

In addition, as outlined in note 2(a), certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value. These include reinsurance ceded contracts of $586 and reinsurance assumed contracts of $66. These contracts are classified on the balance sheet as policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense paid to the customer and claims paid on the reinsurance assumed contracts are reported as policy benefits.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss. As at December 31, 2007, the maximum exposure to credit risk related to derivatives, without taking account the fair value of any collateral held, was $1,385. Without master netting agreements, maximum exposure to credit risk would have been $2,129.

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Fair value is summarized by hedging and derivative types in the following tables:

As at December 31, 2007	Derivative Assets	Derivative Liabilities
Fair value hedges	$160	$181
Cash flow hedges	174	150
Hedges of net investments in foreign operations	96	36
Derivatives not designated as hedges	1,699	1,499
Total	$2,129	$1,866

	Remaining term to maturity (notional amounts)				Fair value			Credit risk equivalent(2)	Risk- weighted amount(3)
As at December 31, 2007	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts:
Swap contracts	$2,789	$11,511	$23,430	$37,730	$1,081	$(666)	$415	$918	$242
Future contracts	81	–	–	81	–	–	–	–	–
Options purchased	302	327	105	734	–	–	–	9	2
Sub-total	$3,172	$11,838	$23,535	$38,545	$1,081	$(666)	$415	$927	$244
Foreign exchange:
Swap contracts	2,815	3,401	3,304	9,520	1,025	(1,222)	(197)	952	242
Forward contracts	4,604	6	–	4,610	45	(19)	26	66	19
Equity contracts	782	112	64	958	2	(10)	(8)	51	15
Total(1)	$11,373	$15,357	$26,903	$53,633	$2,153	$(1,917)	$236	$1,996	$520

	Remaining term to maturity (notional amounts)				Fair value			Credit risk equivalent(2)	Risk- weighted amount(3)
As at December 31, 2006	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts:
Swap contracts	$4,195	$9,879	$26,172	$40,246	$1,148	$(626)	$522	$759	$234
Options purchased	245	654	211	1,110	4	–	4	12	4
Options written	13	–	–	13	–	–	–	–	–
Sub-total	$4,453	$10,533	$26,383	$41,369	$1,152	$(626)	$526	$771	$238
Foreign exchange:
Swap contracts	966	6,736	3,286	10,988	833	(1,116)	(283)	982	300
Forward contracts	4,428	87	15	4,530	12	(71)	(59)	62	20
Equity contracts	486	395	361	1,242	10	(37)	(27)	159	49
Total(1)	$10,333	$17,751	$30,045	$58,129	$2,007	$(1,850)	$157	$1,974	$607

(1)	Positive fair value includes accrued interest receivable of $24 (2006 – $29) and negative fair value includes accrued interest payable of $51 (2006 – $57).

(2)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.

(3)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Note 22    Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are

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provided to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 6(f)) is reported in the Corporate and Other segment.

The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.

By segment For the year ended December 31, 2007	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,279	$–	$5,636	$2,870	$1,026	$–	$14,811
Annuities and pensions	–	4,285	572	76	–	–	4,933
Total premium income	$5,279	$4,285	$6,208	$2,946	$1,026	$–	$19,744
Investment income	3,297	2,484	2,593	1,263	215	489	10,341
Other revenue	627	2,733	996	767	20	305	5,448
Total revenue	$9,203	$9,502	$9,797	$4,976	$1,261	$794	$35,533
Interest expense	$33	$171	$393	$53	$2	$380	$1,032
Income before income taxes	$1,135	$1,505	$1,432	$999	$369	$166	$5,606
Income taxes	(380)	(405)	(326)	(172)	(106)	12	(1,377)
Net income	$755	$1,100	$1,106	$827	$263	$178	$4,229
Net income (loss) attributed to participating policyholders	–	–	3	(31)	–	(45)	(73)
Net income attributed to shareholders	$755	$1,100	$1,103	$858	$263	$223	$4,302
Segregated funds deposits	$1,259	$22,831	$6,982	$6,122	$–	$33	$37,227
Goodwill
Balance, January 1	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Acquisition of subsidiary	–	–	64	–	–	–	64
Tax benefit of stock options exercised(1)	–	–	–	–	–	(3)	(3)
Change in foreign exchange rates	(411)	(312)	–	(54)	(12)	(12)	(801)
Balance, December 31	$2,291	$1,740	$2,115	$445	$66	$64	$6,721

As at December 31, 2007 Policy liabilities	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Total assets	$48,713	$38,642	$54,804	$17,731	$2,832	$13,736	$176,458
Segregated funds net assets held by policyholders	$11,387	$108,878	$31,391	$20,727	$–	$2,598	$174,981

(1)	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.

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The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2007	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,708	$5,713	$2,906	$484	$14,811
Annuities and pensions	4,285	572	76	–	4,933
Total premium income	$9,993	$6,285	$2,982	$484	$19,744
Investment income	6,069	2,957	1,266	49	10,341
Other revenue	3,587	1,058	779	24	5,448
Total revenue	$19,649	$10,300	$5,027	$557	$35,533

By segment For the year ended December 31, 2006	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,488	$–	$5,411	$2,861	$1,010	$–	$14,770
Annuities and pensions	–	3,741	521	72	–	–	4,334
Total premium income	$5,488	$3,741	$5,932	$2,933	$1,010	$–	$19,104
Investment income	2,982	2,858	3,164	863	208	358	10,433
Other revenue	614	2,412	798	515	19	299	4,657
Total revenue	$9,084	$9,011	$9,894	$4,311	$1,237	$657	$34,194
Interest expense	$34	$159	$298	$50	$3	$388	$932
Income before income taxes	$935	$1,580	$1,170	$970	$403	$278	$5,336
Income taxes	(313)	(444)	(250)	(190)	(109)	(60)	(1,366)
Net income	$622	$1,136	$920	$780	$294	$218	$3,970
Net (loss) income attributed to participating policyholders	–	–	(61)	46	–	–	(15)
Net income attributed to shareholders	$622	$1,136	$981	$734	$294	$218	$3,985
Segregated funds deposits	$1,225	$22,645	$4,619	$4,747	$–	$51	$33,287
Goodwill
Balance, January 1	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of a subsidiary	–	–	–	–	–	(20)	(20)
Tax benefit of stock options exercised(1)	–	–	–	–	–	(16)	(16)
Change in foreign exchange rates	(2)	(1)	–	–	–	(1)	(4)
Balance, December 31	$2,702	$2,052	$2,051	$499	$78	$79	$7,461

As at December 31, 2006 Policy liabilities	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819
Total assets	$52,820	$48,277	$49,533	$17,571	$3,379	$14,736	$186,316
Segregated funds net assets held by policyholders	$12,583	$112,269	$27,448	$17,232	$–	$2,727	$172,259

(1)	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.

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By geographic location For the year ended December 31, 2006	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,965	$5,476	$2,903	$426	$14,770
Annuities and pensions	3,741	521	72	–	4,334
Total premium income	$9,706	$5,997	$2,975	$426	$19,104
Investment income	5,973	3,534	864	62	10,433
Other revenue	3,220	897	526	14	4,657
Total revenue	$18,899	$10,428	$4,365	$502	$34,194

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Note 23    Material Differences Between Canadian and United States Generally Accepted Accounting

Principles (amended)

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

			2007	2006
As at December 31,	Note 23 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$12,475	$12,354	$10,954	$10,901
Securities
Bonds and other fixed maturity investments	g (i), h (iv)	99,400	72,831	109,460	78,085
Stocks	g (ii), h (iv), h (vii)	17,890	11,134	18,228	11,272
Loans
Mortgages	g (iii), h (iv)	26,146	26,061	28,079	28,131
Private placements	g (iv), h (viii)	–	21,591	–	25,074
Policy loans		5,823	5,823	6,413	6,413
Bank loans		2,182	2,182	2,009	2,009
Real estate	g (v)	4,236	5,727	4,563	5,905
Other investments	g (vi), g (xii), h (iv)	4,027	3,597	4,109	3,530
Total invested assets		$172,179	$161,300	$183,815	$171,320
Other assets
Accrued investment income	h (iv)	$1,422	$1,414	$1,563	$1,557
Outstanding premiums		672	672	669	669
Deferred acquisition costs	g (viii)	13,156	–	12,054	–
Reinsurance deposits and amounts recoverable		4,492	–	4,966	–
Goodwill		5,839	6,721	6,415	7,461
Intangible assets		1,573	1,573	1,708	1,708
Derivatives	g(xii)	2,125	2,129	1,357	400
Value of business acquired	g (ix)	3,345	–	4,101	–
Miscellaneous	h (iv)	3,424	2,649	4,226	3,201
Total other assets		$36,048	$15,158	$37,059	$14,996
		$208,227	$176,458	$220,874	$186,316
Segregated funds net assets(1)	h (iv)	162,788	–	162,536	–
Total assets		$371,015	$176,458	$383,410	$186,316
Segregated funds net assets(1)	h (iv)	$–	$175,544	$–	$172,937

(1)	U.S. GAAP terminology is separate accounts.

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Condensed Consolidated Balance Sheets (continued)

			2007	2006
As at December 31,	Note 23 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Liabilities and equity
Policy liabilities	g (vii), h (iv)	$151,788	$124,422	$162,740	$130,819
Deferred realized net gains	g (v)	–	107	–	4,442
Bank deposits		10,008	10,008	7,845	7,845
Consumer notes		2,131	2,085	2,860	2,860
Long-term debt		1,825	1,820	1,930	1,930
Future income tax liability(2)	h (iv)	2,636	2,839	2,708	2,258
Derivatives	g (xii)	1,887	1,866	870	910
Other liabilities	g (x), h (iv)	8,902	5,820	8,262	5,699
		$179,177	$148,967	$187,215	$156,763
Liabilities for preferred shares and capital instruments		3,014	3,010	3,681	3,695
Non-controlling interest in subsidiaries		298	146	400	202
Segregated funds net liabilities(1)	h (iv)	162,788	–	162,536	–
Common shares, preferred shares, retained earnings and contributed surplus		28,865	29,248	29,173	28,665
Accumulated other comprehensive income (loss) on available-for-sale securities, cash flow hedges and other	g (xiv)	2,737	1,291	3,327	–
on translation of net foreign operations		(5,864)	(6,204)	(2,922)	(3,009)
Total liabilities and equity		$371,015	$176,458	$383,410	$186,316
Segregated funds net liabilities(1)	h (iv)	$–	$175,544	$–	$172,937

(1)	U.S. GAAP terminology is separate accounts.
(2)	U.S. GAAP terminology is deferred income taxes.

65

b)	Condensed Consolidated Statements of Operations

For the years ended December 31,		2007		2006
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income	$12,888	$19,744	$12,495	$19,104
Net investment income (investment income)	10,241	10,341	10,122	10,433
Fee income and other revenue	6,914	5,448	5,940	4,657
Total revenue	$30,043	$35,533	$28,557	$34,194
Policy benefits and expenses
Policyholder benefits	$18,910	$20,211	$17,764	$19,912
Commissions, investment and general expenses	4,503	8,378	4,307	7,739
Amortization of deferred acquisition costs and value of business acquired	1,201	–	1,168	–
Other	1,295	1,338	1,222	1,207
Total policy benefits and expenses	$25,909	$29,927	$24,461	$28,858
Income before income taxes	$4,134	$5,606	$4,096	$5,336
Income taxes	(904)	(1,377)	(926)	(1,366)
Net income	$3,230	$4,229	$3,170	$3,970
Weighted average number of common shares outstanding (in millions)	1,522	1,522	1,563	1,563
Weighted average number of diluted common shares outstanding (in millions)	1,537	1,537	1,579	1,579
Basic earnings per common share	$2.12	$2.81	$2.03	$2.53
Diluted earnings per common share	$2.10	$2.78	$2.01	$2.51
Dividends per common share	$0.88	$0.88	$0.73	$0.73

66

c)	Reconciliation of Canadian GAAP to U.S. GAAP

Net income reconciliation

For the years ended ended December 31,	2007	2006
Net income determined in accordance with Canadian GAAP	$4,229	$3,970
Net investment income
Bonds excluding other than temporary impairments(1)	528	(90)
Interest rate related other than temporary impairments	(836)	(287)
Stocks(2)	141	(108)
Cash flow hedges(3)	148	(12)
Real estate	(270)	(197)
Other	108	42
	(181)	(652)
Deferred acquisition costs, net of amortization(4)	2,592	2,162
Value of business acquired amortization	(219)	(179)
Consumer notes fair value adjustment	29	–
Policy liabilities	(3,725)	(2,586)
Commissions, investment and general expenses	14	(18)
Future income taxes on the above noted items(5)	491	473
Net income determined in accordance with U.S. GAAP	$3,230	$3,170

(1)	Bonds classified in 2007 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include realized gains on U.S. GAAP of $417 and unrealized and realized losses on Canadian GAAP of ($111).

(2)	Stocks classified in 2007 as AFS for U.S. GAAP and FVO for Canadian GAAP include realized gains on U.S. GAAP of $730 and unrealized and realized gains on Canadian GAAP of $589.

(3)	Cash flow hedge accounting on forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

(4)	Deferred acquisition costs consist of $3,573 (2006—$3,152) of capitalized expenditures less $981 (2006—$990) of amortization charged to income.

(5)	U.S. GAAP terminology is deferred income taxes.

d)	Other comprehensive income reconciliation

For the years ended			2007	2006
	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Net income	$4,229	$(999)	$3,230	$3,170
Other comprehensive (loss) income
Changes in unrealized gains on available-for-sale securities	(504)	(79)	(583)	465
Adjustments to net unrealized gains (losses)
Actuarial liabilities	–	(75)	(75)	(30)
Deferred acquisition costs	–	119	119	(213)
Deferred revenue	–	15	15	6
Value of business acquired	–	(71)	(71)	1
Changes in gains on derivative investments designated as cash flow hedges	(25)	(38)	(63)	(149)
Additional pension obligation	–	(52)	(52)	281
Income taxes on the above items	79	41	120	(24)
Changes in unrealized currency translation gains (losses) of self-sustaining operations(1)	(3,195)	253	(2,942)	137
Total other comprehensive (loss) income	$(3,645)	$113	$(3,532)	$474
Total comprehensive (loss) income	$584	$(886)	$(302)	$3,644

(1)	Included a gain of $224 (2006 – gain of $174), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

67

e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York and the SignatureNotes Issued by John Hancock Life Insurance Company (amended)

John Hancock Variable Life Insurance Company (the “Variable Company”), John Hancock Life Insurance Company (the “Life Company”), John Hancock Financial Services, Inc. (“JHF”), John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (the “JHNY”), are wholly-owned subsidiaries of MFC.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements with respect to the Life Company, the Variable Company, JHUSA, and JHNY in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to JHF, in accordance with National Instrument 51-102—Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to JHF, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

The Variable Company sells and JHUSA and JHNY will sell deferred annuity contracts that feature a market value adjustment that is, or will be, registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company, JHUSA and JHNY refer to these fixed investment period options that contain a market value adjustment feature as “MVAs.”

On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold by the Variable Company, the payment of which will be fully and unconditionally guaranteed by MFC. This registration statement expired and was replaced with a new joint registration statement that was declared effective by the Commission on May 1, 2009.

On May 8, 2009, MFC and JHUSA filed a joint registration statement relating to MVAs to be sold by JHUSA on or after the Commission declares the joint registration statement effective, the payment of which will be fully and unconditionally guaranteed by MFC.

On May 8, 2009, MFC and JHNY filed a joint registration statement relating to MVAs to be sold by JHNY on or after the Commission declares the joint registration statement effective, the payment of which will be fully and unconditionally guaranteed by MFC.

The Life Company sells medium-term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company, the payment of which will be fully and unconditionally guaranteed by MFC. This registration statement expired and was replaced with a new joint registration statement that was declared effective by the Commission on December 18, 2008.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and “MVAs”.

The laws of the State of New York govern MFC’s guarantees of both the SignatureNotes issued by Life Company and the MVAs issued by JHNY and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the

68

MVAs issued by both the Variable Company and JHUSA. MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued by the Life Company or the MVAs issued by JHNY or a Massachusetts court on guarantees of the MVAs issued by the Variable Company and JHUSA.

MFC is a holding company. The assets of MFC consist primarily of the outstanding capital stock of its subsidiaries and investments in other international subsidiaries. MFC’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in Note 19(h).

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are also described in Note 19(h)

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission. In the case of JHF, a reporting issuer in all of the provinces of Canada, the condensed consolidating financial information is provided as a condition of JHF’s reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

69

Condensed Consolidating Balance Sheets

As at December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$–	$589	$26,408	$782	$53,820	$6,512	$84,728	$(660)	$172,179
Investments in unconsolidated subsidiaries	27,002	11,287	466	1	3,138	142	2,088	(44,124)	–
Other assets	528	1,110	11,038	513	13,415	3,042	19,392	(12,990)	36,048
Separate account assets	–	–	97,689	6,436	11,699	7,855	39,939	(830)	162,788
Total assets	$27,530	$12,986	$135,601	$7,732	$82,072	$17,551	$146,147	$(58,604)	$371,015
Liabilities and equity
Policy liabilities	$–	$–	$25,403	$631	$50,765	$6,543	$72,996	$(4,550)	$151,788
Consumer notes	–	–	–	–	2,131	–	–	–	2,131
Other liabilities	1,098	341	6,583	235	6,451	1,060	14,006	(6,341)	23,433
Long-term debt	350	1,199	–	–	–	–	1,942	(1,666)	1,825
Liabilities for preferred shares and capital instruments	344	–	605	–	470	–	1,595	–	3,014
Non-controlling interest in subsidiaries	–	–	–	–	–	–	367	(69)	298
Separate account liabilities	–	–	97,689	6,436	11,699	7,855	39,939	(830)	162,788
Shareholders’ equity	25,738	11,446	5,321	430	10,556	2,093	15,302	(45,148)	25,738
Total liabilities and equity	$27,530	$12,986	$135,601	$7,732	$82,072	$17,551	$146,147	$(58,604)	$371,015

As at December 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$2	$121	$27,029	$658	$64,591	$7,478	$84,652	$(716)	$183,815
Investments in unconsolidated subsidiaries	30,050	12,896	402	1	3,744	163	2,086	(49,342)	–
Other assets	557	1,022	12,075	456	14,074	3,342	17,934	(12,401)	37,059
Separate account assets	–	–	99,062	6,353	13,018	9,235	34,868	–	162,536
Total assets	$30,609	$14,039	$138,568	$7,468	$95,427	$20,218	$139,540	$(62,459)	$383,410
Liabilities and equity
Policy liabilities	$–	$–	$27,745	$610	$60,650	$7,456	$70,398	$(4,119)	$162,740
Consumer notes	–	–	–	–	2,860	–	–	–	2,860
Other liabilities	337	86	6,142	144	5,652	1,041	11,895	(5,612)	19,685
Long-term debt	350	1,360	–	–	551	–	1,967	(2,298)	1,930
Liabilities for preferred shares and capital instruments	344	–	158	–	560	–	2,619	–	3,681
Non-controlling interest in subsidiaries	–	–	–	–	–	–	420	(20)	400
Separate account liabilities	–	–	99,062	6,353	13,018	9,235	34,868	–	162,536
Shareholders’ equity	29,578	12,593	5,461	361	12,136	2,486	17,373	(50,410)	29,578
Total liabilities and equity	$30,609	$14,039	$138,568	$7,468	$95,427	$20,218	$139,540	$(62,459)	$383,410

70

Condensed Consolidating Statements of Operations

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$934	$6	$2,971	$39	$8,938	$–	$12,888
Net investment income	23	59	1,963	179	3,442	328	4,336	(89)	10,241
Fee income and other revenue	85	–	2,400	166	414	408	4,180	(692)	6,961
Total revenue	$108	$59	$5,297	$351	$6,827	$775	$17,454	$(781)	$30,090
Policy benefits and expenses Policyholder benefits	$–	$–	$2,897	$80	$4,891	$397	$10,658	$(13)	$18,910
Commissions, investment and general expenses	40	59	811	48	594	33	3,588	(623)	4,550
Amortization of deferred acquisition costs and value of business acquired	–	–	586	41	148	42	384	–	1,201
Other	31	60	113	6	322	54	854	(145)	1,295
Total policy benefits and expenses	$71	$119	$4,407	$175	$5,955	$526	$15,484	$(781)	$25,956
Income (loss) before income taxes	$37	$(60)	$890	$176	$872	$249	$1,970	$–	$4,134
Income tax (expense) recovery	(18)	30	(241)	(52)	(257)	(97)	(269)	–	(904)
Income (loss) after income taxes	$19	$(30)	$649	$124	$615	$152	$1,701	$–	$3,230
Equity in net income of unconsolidated subsidiaries	3,211	871	123	–	220	4	–	(4,429)	–
Net income	$3,230	$841	$772	$124	$835	$156	$1,701	$(4,429)	$3,230

For the year ended December 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$1,150	$–	$2,948	$94	$8,303	$–	$12,495
Net investment income	5	30	1,650	151	3,556	367	4,438	(75)	10,122
Fee income and other revenue	74	3	1,930	126	323	292	3,861	(669)	5,940
Total revenue	$79	$33	$4,730	$277	$6,827	$753	$16,602	$(744)	$28,557
Policy benefits and expenses
Policyholder benefits	$–	$–	$2,534	$34	$5,057	$295	$10,003	$(159)	$17,764
Commissions, investment and general expenses	49	(1)	832	42	585	95	3,185	(480)	4,307
Amortization of deferred acquisition costs and value of business acquired	–	–	536	70	234	103	225	–	1,168
Other	27	58	101	3	368	33	737	(105)	1,222
Total policy benefits and expenses	$76	$57	$4,003	$149	$6,244	$526	$14,150	$(744)	$24,461
Income (loss) before income taxes	$3	$(24)	$727	$128	$583	$227	$2,452	$–	$4,096
Income tax (expense) recovery	(7)	15	(217)	(45)	(181)	(75)	(416)	–	(926)
Income (loss) after income taxes	$(4)	$(9)	$510	$83	$402	$152	$2,036	$–	$3,170
Equity in net income of unconsolidated subsidiaries	3,174	721	86	–	255	4	–	(4,240)	–
Net income	$3,170	$712	$596	$83	$657	$156	$2,036	$(4,240)	$3,170

71

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income	$3,230	$841	$772	$124	$835	$156	$1,701	$(4,429)	$3,230
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,211)	(871)	(123)	–	(220)	(4)	–	4,429	–
Increase in actuarial liabilities and policy related items	–	–	781	24	2,394	131	6,683	–	10,013
Net realized investment gains and other investment items	–	–	(180)	6	(125)	(9)	(1,184)	–	(1,492)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(1,089)	(108)	(56)	(50)	(1,068)	–	(2,371)
Amortization of premium/discount	–	–	12	(2)	280	26	(1)	–	315
Other amortization	–	(9)	56	–	61	9	230	–	347
Future income tax expense (recovery)	6	(41)	37	16	423	6	(2)	–	445
Stock option expense	–	–	5	–	1	–	14	–	20
Non-controlling interest in subsidiaries	–	–	–	–	–	–	38	–	38
Net income (loss) adjusted for non-cash items	$25	$(80)	$271	$60	$3,593	$265	$6,411	$–	$10,545
Change in other operating assets and liabilities	109	88	73	56	796	66	(471)	–	717
Cash provided by operating activities	$134	$8	$344	$116	$4,389	$331	$5,940	$–	$11,262
Investing activities
Purchase and mortgage advances	$(35)	$–	$(13,621)	$(315)	$(9,084)	$(1,270)	$(28,984)	$–	$(53,309)
Disposals and repayments	–	–	11,560	150	12,223	968	27,844	–	52,745
Change in investment broker net receivables and payables	–	–	(36)	5	57	(6)	(85)	–	(65)
Net cash (decrease) increase from sales and acquisitions of subsidiaries	(3)	–	–	–	–	–	128	–	125
Capital contribution to unconsolidated subsidiaries	–	–	–	–	(17)	–	–	17	–
Return of capital from unconsolidated subsidiary	–	–	–	–	31	–	–	(31)	–
Dividends from unconsolidated subsidiary	–	453	–	–	200	–	–	(653)	–
Cash (used in) provided by investing activities	$(38)	$453	$(2,097)	$(160)	$3,410	$(308)	$(1,097)	$(667)	$(504)

72

Condensed Consolidating Statement of Cash Flows (continued)

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$–	$–	$(1)	$–	$(1)
Issue (repayment) of long-term debt	–	(27)	–	–	(558)	–	597	(15)	(3)
Dividends paid to parent	–	–	(133)	–	(453)	(148)	82	652	–
Return of capital to parent	–	–	–	–	–	–	(15)	15	–
Repayment of capital instruments	–	–	–	–	–	–	(570)	–	(570)
Net redemptions of structured products	–	–	1,355	89	(4,060)	30	(3,031)	–	(5,617)
Bank deposits, net	–	–	1,320	–	–	–	844	–	2,164
Consumer notes matured	–	–	–	–	(434)	–	–	–	(434)
Shareholder dividends	1,329	–	–	–	–	–	(2,705)	5	(1,371)
Notes payable to subsidiary	700	–	–	–	–	–	–	(700)	–
Notes receivable from parent	–	–	–	–	–	–	(700)	700	–
Notes payable to affiliates	14	271	471	–	(24)	–	(640)	(92)	–
Notes receivable from affiliates	–	(218)	(77)	–	(1)	–	204	92	–
Funds repaid, net	–	–	–	–	–	–	(10)	–	(10)
Purchase and cancellation of common shares	(2,245)	–	–	–	–	–	–	–	(2,245)
Preferred shares (redeemed) issued by a subsidiary	(10)	–	–	–	–	–	(89)	10	(89)
Common shares issued on exercise of stock options and related taxes, net	114	–	2	–	15	–	(1)	–	130
Cash (used in) provided by financing activities	$(98)	$26	$2,938	$89	$(5,515)	$(118)	$(6,035)	$667	$(8,046)
Cash and short-term securities
Increase (decrease) during the year	$(2)	$487	$1,185	$45	$2,284	$(95)	$(1,192)	$–	$2,712
Currency impact on cash and short-term securities	–	(23)	(715)	(29)	(126)	(42)	(174)	–	(1,109)
Balance, January 1	2	121	5,127	209	651	217	4,057	–	10,384
Balance, December 31, 2007	$–	$585	$5,597	$225	$2,809	$80	$2,691	$–	$11,987
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$2	$121	$5,362	$209	$774	$250	$4,236	$–	$10,954
Net payments in transit, included in other liabilities	–	–	(235)	–	(123)	(33)	(179)	–	(570)
Net cash and short-term securities, January 1	$2	$121	$5,127	$209	$651	$217	$4,057	$–	$10,384
End of year
Gross cash and short-term securities	$–	$585	$5,777	$225	$2,950	$112	$2,826	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(180)	–	(141)	(32)	(135)	–	(488)
Net cash and short-term securities, December 31, 2007	$–	$585	$5,597	$225	$2,809	$80	$2,691	$–	$11,987

73

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income	$3,170	$712	$596	$83	$657	$156	$2,036	$(4,240)	$3,170
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,174)	(721)	(86)	–	(255)	(4)	–	4,240	–
Increase in actuarial liabilities and policy related items	–	–	612	1	1,097	132	5,349	–	7,191
Net realized investment gains and other investment items	–	–	(34)	3	(12)	7	(1,494)	–	(1,530)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(641)	(60)	10	(122)	(1,170)	–	(1,983)
Amortization of premium/discount	–	–	14	–	461	39	(245)		269
Other amortization	–	(9)	55	–	45	6	219	–	316
Future income tax expense (recovery)	1	57	267	3	123	52	54	–	557
Stock option expense	–	–	10	–	2	–	14	–	26
Non-controlling interest in subsidiaries	–	–	–	–	–	–	10	11	21
Net income (loss) adjusted for non-cash items	$(3)	$39	$793	$30	$2,128	$266	$4,773	$11	$8,037
Change in other operating assets and liabilities	(9)	(26)	(161)	41	63	49	(33)	(11)	(87)
Cash (used in) provided by operating activities	$(12)	$13	$632	$71	$2,191	$315	$4,740	$–	$7,950
Investing activities
Purchase and mortgage advances	$–	$–	$(13,225)	$(276)	$(13,424)	$(1,988)	$(37,308)	$528	$(65,693)
Disposals and repayments	–	–	13,005	159	15,215	1,463	34,443	(528)	63,757
Change in investment broker net receivables and payables	–	(13)	151	(8)	(176)	4	407	–	365
Subscription of preferred shares issued by a subsidiary	(28)	–	–	–	–	–	–	28	–
Net cash (decrease) increase from sales and acquisitions of subsidiaries	–	–	–	–	–	–	(59)	–	(59)
Cash paid for related party real estate	–	–	–	–	(175)	–	175	–	–
Capital contribution to unconsolidated subsidiaries	–	–	–	–	(80)	–	–	80	–
Dividends from unconsolidated subsidiary	1,755	645	–	–	182	–	–	(2,582)	–
Investment in common shares of related company	–	–	–	–	–		(1,100)	1,100	–
Cash provided by (used in) investing activities	$1,727	$632	$(69)	$(125)	$1,542	$(521)	$(3,442)	$(1,374)	$(1,630)

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Condensed Consolidating Statement of Cash Flows (continued)

For the year ended December 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold but not yet purchased	$–	$–	$–	$–	$–	$–	$(384)	$–	$(384)
Issue (repayment ) of long-term debt	350	33	21	–	555	–	(330)		629
Capital contribution received from parent	–	–	–	–	–	–	80	(80)	–
Issue of subordinated notes	–	–	–	–	–	–	645	–	645
Net redemptions of structured products	–	–	1,246	39	(4,493)	308	(2,063)	–	(4,963)
Bank deposits, net	–	–	(314)	–	–	–	2,590	77	2,353
Capital from joint venture partner	–	–	–	–	–	–	7	–	7
Consumer notes matured	–	–	–	–	(182)	–	–	–	(182)
Shareholder dividends	(1,163)	–	–	–	(645)	(111)	(1,826)	2,582	(1,163)
Notes payable to subsidiary	314	–	–	–	–	–	350	(664)	–
Notes receivable from parent	–	–	–	–	–	–	(664)	664	–
Notes payable to affiliate	(1)	–	273	–	–	–	598	(870)	–
Notes receivable from affiliate	(27)	(701)	–	–	(131)	–	(11)	870	–
Funds repaid, net	–	–	2	–	–	–	(71)	–	(69)
Purchase and cancellation of common shares	(1,631)	–	–	–	–	–	–	–	(1,631)
Common shares issued on exercise of stock options and related taxes, net	139	–	–	–	49	–	10	–	198
Common shares issued, net	–	–	–	–		–	1,100	(1,100)	–
Preferred shares issued (redeemed) by a subsidiary	–	–	–	–	–	–	28	(28)	–
Preferred shares issued, net	294	–	–	–	–	–	–	–	294
Cash (used in) provided by financing activities	$(1,725)	$(668)	$1,228	$39	$(4,847)	$197	$59	$1,451	$(4,266)
Cash and short-term securities
Increase (decrease) during the year	$(10)	$(23)	$1,791	$(15)	$(1,114)	$(9)	$1,357	$77	2,054
Currency impact on cash and short- term securities	–	2	104	(2)	20	–	(101)	–	23
Balance, January 1	12	142	3,232	226	1,745	226	2,801	(77)	8,307
Balance, December 31, 2006	$2	$121	$5,127	$209	$651	$217	$4,057	$–	$10,384
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$12	$142	$3,458	$226	$1,853	$251	$3,037	$(77)	$8,902
Net payments in transit, included in other liabilities	–	–	(226)	–	(108)	(25)	(236)	–	(595)
Net cash and short-term securities, January 1	$12	$142	$3,232	$226	$1,745	$226	$2,801	$(77)	$8,307
End of year
Gross cash and short-term securities	$2	$121	$5,362	$209	$774	$250	$4,236	$–	$10,954
Net payments in transit, included in other liabilities	–	–	(235)	–	(123)	(33)	(179)	–	(570)
Net cash and short-term securities, December 31, 2006	$2	$121	$5,127	$209	$651	$217	$4,057	$–	$10,384

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f)	Derivative instruments and hedging activities

As discussed in Note 2, the Company adopted CICA Handbook Sections 3855 and 3865 for Canadian GAAP purposes on January 1, 2007. Although these new standards substantially harmonize the Canadian GAAP and U.S. GAAP accounting standards for investments and for derivatives and hedging activities, the Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for “trading” using the fair value option available under Section 3855. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under US GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedge items. These differences create reconciling items in 2007 between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships which are accounted for as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net gains of $17, included in other comprehensive income as at December 31, 2007 (2006 net loss – $4), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

g)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Prior to the adoption of Section 3855 on January 1, 2007, bonds were carried at amortized cost, less an allowance for specific losses. Realized gains and losses on sale were deferred and amortized into income over the lesser of 20 years or the remaining term to maturity of the bonds sold.

Upon the adoption of Section 3855, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 2.

As outlined in note (f) above, the Company has designated certain investments differently under U.S. GAAP as compared to Canadian GAAP. Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit.

Bonds that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques based on analyzing both market observable and non-market observable data.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value due to changes in prevailing interest rates when the Company does not have the intent and ability to hold to recovery, or issuer credit, or both.

(ii) Stocks	Prior to the adoption of Section 3855 on January 1, 2007, stocks were carried at a moving average market basis whereby carrying values were adjusted towards market value at 5% per quarter. Specific stocks were written down to fair value if an impairment in the value of the	Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.

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	Canadian GAAP	U.S. GAAP

entire stock portfolio was considered to be other than temporary. Realized gains and losses were deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.

Upon the adoption of Section 3855, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 2.

Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.

(iii) Mortgages

Prior to the adoption of Section 3855, mortgages were carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses were deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.

Upon the adoption of Section 3855, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 2.

Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.
(iv) Private placements

Prior to the adoption of Section 3855, private placements were included in bonds and other fixed maturity investments.

Private placement loans include fixed income securities for which prices quoted in active markets are not available. Private placement loans are carried at cost less allowance for impairments, if any.

The Company does not classify any of its investments as private placements under U.S. GAAP.
(v) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(vi) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more). The Company uses the cost method for its investments in LPs and LLCs when it does not exercise significant influence.	In accordance with EITF D-46, “Accounting for Limited Partnership Investments”, the Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant.
(vii) Policy liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and

There are four main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of

77

Canadian GAAP	U.S. GAAP

include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not

78

	Canadian GAAP	U.S. GAAP

subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(viii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. These amounts are recorded in other comprehensive income.

(ix) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

79

	Canadian GAAP	U.S. GAAP
Changes to VOBA that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized are recorded in other comprehensive income.
(x) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks actually been realized are recorded in other comprehensive income.

(xi) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(xii) Derivatives

Upon the adoption of Sections 3855 and Section 3865, Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (f) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as “available-for-sale” as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (f) above.
(xiii) Consumer notes	As a result of the adoption of Section 3855, the Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings. Prior to the adoption of Section 3855, consumer notes were carried at amortized cost.	Consumer notes are carried at amortized cost.
(xiv) Employers’ accounting for defined benefit pension and	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the	SFAS 158 requires the funded status of a defined benefit pension or other post-retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to other comprehensive income. The funded status is measured as the difference between plan assets at their fair value and the benefit

80

	Canadian GAAP	U.S. GAAP
other post-retirement plans	accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	obligation.

h)	Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.
(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

SOP 03-1 requires General Account classification for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statement of Cash Flows.
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the

81

	Canadian GAAP	U.S. GAAP
reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Private placements	Private placements include fixed income investments and investments in leveraged leases.	Investments in private debt and leveraged leases are categorized as bonds and other fixed maturity investments for U.S. GAAP.
(ix) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed.
(x) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.

i)	Future U.S. GAAP Accounting and Reporting Changes

Non-controlling interests in Consolidated Financial Statements

In December, 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”). SFAS 160 establishes guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 will require that “minority interest” be included in shareholder equity and separately reported there, that a consolidated entity’s net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company’s statement of changes in equity, and that changes in a parent’s ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the Company’s own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS 160 will be effective for the Company on January 1, 2009, and applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) which replaces SFAS No.141, Business Combinations. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS 141(R) include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions.

SFAS 141(R) will be effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be subject to SFAS 141(R). Early adoption is not permitted.

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Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities. SFAS 159 will be effective for the Company beginning January 1, 2008, on a prospective basis.

The Company has elected to apply the fair value option to certain available-for-sale bonds backing certain actuarial liabilities. The actuarial liabilities are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. This fair value election will reduce income volatility. The adoption of SFAS 159 will result in an immaterial adjustment to retained earnings as at January 1, 2008 representing unrealized gains recorded in OCI on the bonds currently classified as available-for-sale.

Fair value measurements

In September 2006, the FASB issued Statement of Financial Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. SFAS 157 also requires expanded disclosures about fair value measurements. SFAS 157 will be applicable for the Company’s financial statements on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on the consolidated financial statements.

j)	Recent U.S. GAAP Accounting and Reporting Changes

Offsetting of amounts related to certain derivative contracts

In April 2007, the FASB issued FASB Staff Position FIN39-1, “Amendment of FASB Interpretation No. 39” to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. This guidance is effective for the Company’s fiscal year beginning January 1, 2008, but the Company early adopted it in the fiscal quarter ended December 31, 2007. The Company changed its reporting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty, in order to conform its U.S. GAAP presentation to its Canadian GAAP presentation. This reporting policy change was applied retrospectively, resulting in increase of derivative assets equally offset by increase of derivative liabilities at December 31, 2007 and December 31, 2006 of $741 and $592, respectively. Derivative assets are located in other assets, and derivative liabilities are located in other liabilities, in the Condensed Consolidating Balance Sheets above.

Accounting for defined benefit retirement plans’ funded status

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123R” (“SFAS 158”). SFAS 158 requires the Company to recognize in its Consolidated Balance Sheets either an asset for a defined benefit postretirement plan’s overfunded status or a liability for its underfunded status. Changes in the funded status of a defined benefit postretirement plan are recognized in comprehensive income in the year the changes occur. The guidance was effective for the Company at December 31, 2006. As a result of the Company’s adoption of SFAS 158 as at December 31, 2006, the Company recorded pre-tax other comprehensive income of $106, to recognize the additional funded status of its defined benefit pension and other post-retirement benefit plans not previously recognized.

Accounting for leveraged leases

In July 2006, the FASB issued FASB Staff Position No. 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The

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pronouncement was effective for the Company’s fiscal year beginning January 1, 2007 and transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $106.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard was effective for the Company’s fiscal year beginning January 1, 2007 and the adoption did not have a material impact on the consolidated financial statements.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives. Use of this fair value option requires changes in fair value of the financial instrument be recorded in income. SFAS 155 was effective for all instruments acquired, issued or subject to a re-measurement event occurring on or after January 1, 2007. The adoption of SFAS 155 did not have a material impact on the consolidated financial statements.

Consolidation accounting for limited partnerships

In July 2005, the Emerging Issues Task Force issued EITF No. 04-5 – “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed. As a result of adopting EITF 04-5 on January 1, 2006, the Company consolidated three partnerships. Consolidation of two partnerships into the Company’s general fund as at December 31, 2006, resulted in increased invested assets of $149 and increased non-controlling interest in subsidiaries of $149. Consolidation of one partnership into the Company’s separate accounts as at December 31, 2006 resulted in increased separate account assets and liabilities of $67 and $67, respectively.

Deferred acquisition costs

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense. This guidance was effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis. Retrospective adoption was not permitted. Adoption of SOP 05-1 resulted in a reduction of previously deferred acquisition costs of $59, offset against retained earnings as at January 1, 2007.

Note 24 Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

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